SCHEDULE 14A

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INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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FedEx Corporation

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2016 Annual Meeting of Stockholders

Monday, September 26, 2016
8:00 a.m. local time

FedEx Express World Headquarters
Auditorium
3670 Hacks Cross Road, Building G
Memphis, Tennessee 38125

INFORMATION ABOUT THE ANNUAL MEETING

Voting Matters and Board Recommendations

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2016 Annual Meeting of Stockholders. Our stockholders will be voting on the following matters at the annual meeting:

Matter	Board's Recommendation	Page
Proposal 1: Election of directors	For	14
Proposal 2: Advisory vote to approve named executive officer compensation	For	55
Proposal 3: Ratification of the appointment of the independent registered public accounting firm	For	60
Proposals 4 – 7: Stockholder proposals	Against	62

Stockholders also will consider any other matters that may properly come before the meeting.

How to Cast Your Vote and Annual Meeting Admission

If you are a registered stockholder, you can vote by any of the following methods:



Online
www.investorvote.com/FEDX
through 9/25/2016



By Phone
1-800-652-VOTE (8683)
through 9/25/2016



Proxy Card
Completing, signing and
returning your proxy card



In Person
With a ticket or
proof of ownership
and a valid photo
identification

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"), along with a voting instruction form. To direct your bank or broker how to vote your shares, complete, sign and return the voting instruction form in the envelope provided or follow the instructions provided to you for voting your shares by telephone or on the Internet. To ensure your shares are voted in the way you would like, you must provide voting instructions by the deadline provided in the materials you receive from your bank or broker. As a beneficial owner, in order to be able to vote your

shares at the meeting, you must obtain a legal proxy from your bank or broker and bring it with you to hand in with your signed ballot.

If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or voting instruction form or the ticket accompanying your voting instruction form will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 15, 2016.

Effect of Not Casting Your Vote

If you are a registered stockholder and you do not sign and return your proxy card or vote electronically on the Internet or by telephone, no votes will be cast on your behalf on any of the items of business at the meeting.

If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm, but will not be allowed to vote your shares on any of the other proposals.

General Information

The principal executive offices of FedEx Corporation are located at 942 South Shady Grove Road, Memphis, Tennessee 38120.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2016, which includes FedEx's fiscal 2016 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

Reduce Mailing Costs

If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

Corporate Governance Matters (see page 1)

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs in support of our mission of producing superior financial returns for our shareowners by providing high value-added logistics, transportation and related business services through focused operating companies. The Board is currently comprised of 13 members — a combined Chairman and Chief Executive Officer, the Lead Independent Director and 11 other independent, active and effective directors of equal importance and rights.

The Board believes that this current leadership structure provides the most effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promotes a culture and reputation of the highest ethics, integrity and reliability.

In March 2016, our Board of Directors adopted a proxy access bylaw after we engaged with a number of our largest stockholders to understand their views on proxy access and the appropriate proxy access structure for FedEx. The proxy access bylaw permits up to 20 stockholders owning 3% or more of FedEx's outstanding voting stock continuously for at least three years to nominate and include in FedEx's proxy materials directors constituting up to two individuals or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

You can find detailed information about our corporate governance policies and practices in the Corporate Governance Matters section of this proxy statement. You can also access our corporate governance documents in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*.

Corporate Governance Facts

Proxy Access	Yes
Majority Voting for Directors	Yes
Annual Election of All Directors	Yes
Diverse Board	Yes
Annual Board and Committee Self-Evaluations	Yes
Separate Chairman & CEO	No
Lead Independent Director	Yes
Independent Directors Meet Regularly Without Management Present	Yes
Annual Independent Director Evaluation of Chairman and CEO	Yes
Code of Business Conduct and Ethics Applicable to Directors	Yes
Nominating & Governance Committee Composed of Independent Directors	Yes
Stock Ownership Goal for Directors and Senior Officers	Yes
Size of Board*	13
Number of Independent Directors*	12
Average Age of Directors*	60
Average Director Tenure (in years)*	12
Median Director Tenure (in years)*	8

* As of August 15, 2016

Voting Matters and Board Recommendations

Proposal 1 — Election of Directors (see page 14)

You are being asked to elect the 12 nominees named in this proxy statement as directors for a term of one year. Other than Gary W. Loveman, each of our current directors is standing for reelection.

Your Board of Directors recommends that you vote "FOR" the election of each of the twelve nominees.

Director Nominees (see page 15)

Director Nominee	Age	Director Since	Independent	Position	Other public directorships	AC	CC	ITOC	NGC
Frederick W. Smith	72	1971		Chairman, President and Chief Executive Officer of FedEx Corporation					
James L. Barksdale	73	1999	✓	Chairman and President of Barksdale Management Corporation	Time Warner Inc.			C	✓
John A. Edwardson	67	2003	✓	Former Chairman and Chief Executive Officer of CDW Corporation	Chubb Limited (formerly ACE Limited), Rockwell Collins, Inc.	C			
Marvin R. Ellison	51	2014	✓	Chairman and Chief Executive Officer of J. C. Penney Company, Inc.	J. C. Penney Company, Inc.		✓	(1)	✓
John C. ("Chris") Inglis	61	2015	✓	Professor at the U.S. Naval Academy	Huntington Bancshares Inc., KEYW Corp.		(2)	✓	✓
Kimberly A. Jabal	47	2013	✓	Chief Financial Officer of Weebly, Inc.		✓		✓	
Shirley Ann Jackson	70	1999	✓	President of Rensselaer Polytechnic Institute	International Business Machines Corporation, Medtronic, Inc., Public Service Enterprise Group Incorporated	(3)	✓		✓
R. Brad Martin	64	2011	✓	Chairman of RBM Venture Company	Chesapeake Energy Corporation (Chairman), First Horizon National Corporation	✓		✓ (4)	(4)
Joshua Cooper Ramo	47	2011	✓	Vice Chairman, Co-Chief Executive Officer, Kissinger Associates, Inc.	Starbucks Corporation	✓		✓	
Susan C. Schwab	61	2009	✓	Professor at the University of Maryland School of Public Policy	The Boeing Company, Caterpillar Inc., Marriott International, Inc.		✓	✓	
David P. Steiner	56	2009	✓	Chief Executive Officer of Waste Management, Inc.	Waste Management, Inc.				C (5)
Paul S. Walsh	61	1996	✓	Chairman of Compass Group PLC	Avanti Communications Group plc (Chairman), Compass Group PLC (Chairman), HSBC Holdings plc, Pace Holdings Corp., RM2 International S.A.	C			

(1) If elected, Mr. Ellison will become a member of the Information Technology Oversight Committee.

(2) If elected, Mr. Inglis will become a member of the Compensation Committee.

(3) If elected, Dr. Jackson will become a member of the Audit Committee.

(4) If elected, Mr. Martin will become a member of the Nominating & Governance Committee and will no longer be a member of the Information Technology Oversight Committee.

(5) If elected, Mr. Steiner will continue to serve as the Lead Independent Director.

Director Experience, Qualifications, Attributes and Skills (see page 19)

The Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

       

Transportation   International   Financial   Marketing   Technological   Energy   Government   Leadership

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation (see page 55)

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and reward them for doing so. We believe there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief.

The Compensation Discussion and Analysis, Summary Compensation Table and related compensation tables and narrative provide detailed information on the compensation of our named executive officers, and can be found on pages 20 through 54. We believe this information demonstrates that our executive compensation program promotes the best interests of FedEx and our shareowners by enabling FedEx to retain and attract talented executive management, while ensuring they are compensated in such a manner as to sustain and enhance long-term shareowner value.

In the 2015 advisory vote, 96.2% of the voted shares supported the compensation of our named executive officers.

Your Board of Directors recommends that you vote "FOR" this proposal.

Proposal 3 — Ratify the Appointment of Ernst & Young LLP as FedEx's Independent Registered Public Accounting Firm (see page 60)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm and has specific policies in place to ensure its independence. The Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") to serve as FedEx's independent registered public accounting firm for fiscal 2017. Ernst & Young has been our independent registered public accounting firm since 2002.

Fees paid to Ernst & Young for fiscal 2016 and 2015 are detailed on page 59.

Representatives of Ernst & Young will be present at the meeting, will be given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Your Board of Directors recommends that you vote "FOR" this proposal.

Proposals 4 – 7: Four Stockholder Proposals, if properly presented (see pages 62 – 73)

Four stockholder proposals are expected to be presented for a vote at the annual meeting.

Your Board of Directors recommends that you vote "AGAINST" each of these proposals.



Notice of Annual Meeting of Stockholders To Be Held September 26, 2016

To Our Stockholders:

We cordially invite you to attend the 2016 annual meeting of FedEx's stockholders. The meeting will take place in the auditorium at the FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125, on Monday, September 26, 2016, at 8:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purposes of the meeting are to:

1. Elect the twelve nominees named in the proxy statement as FedEx directors;
2. Hold an advisory vote to approve named executive officer compensation;
3. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2017;
4. Act upon four stockholder proposals, if properly presented at the meeting; and
5. Transact any other business that may properly come before the meeting.

Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Only stockholders of record at the close of business on August 1, 2016, may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Christine P. Richards

Christine P. Richards
Executive Vice President, General Counsel and Secretary

August 15, 2016

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 26, 2016: The following materials are available on the Investor Relations page of the FedEx website at *http://investors.fedex.com*:

- **The Notice of Annual Meeting of Stockholders To Be Held September 26, 2016;**
- **The proxy statement; and**
- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2016.**

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2016 PROXY STATEMENT
Table of Contents

CORPORATE GOVERNANCE MATTERS

FedEx Corporate Governance

Our Board of Directors and management team are committed to achieving and maintaining high standards of corporate governance, as well as a culture of and reputation for the highest levels of ethics, integrity and reliability. We periodically review our governance policies and practices against evolving standards and make changes as appropriate. We also value the perspectives of our stockholders and other stakeholders, including our employees and the communities in which we operate, and take steps to implement their points of view where warranted.

In considering possible modifications of our corporate governance policies and practices, our Board and management focus on those changes that are appropriate for our company and our industry, rather than adopting a one-size-fits-all approach. Our focus is on the best long-term interests of our company, our stockholders and our stakeholders.

The following sections summarize our corporate governance policies and practices, including our Board leadership structure, our criteria for director selection and the responsibilities and activities of our Board and its committees. Our corporate governance documents, including our Corporate Governance Guidelines, our Board committee charters and our Code of Business Conduct and Ethics, are available in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*.

Board Leadership Structure

The leadership structure of our Board of Directors includes (i) a combined Chairman of the Board and Chief Executive Officer, (ii) independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies and (iii) a Lead Independent Director. The Chairperson of the Nominating & Governance Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director. The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors, Board committees and Lead Independent Director, and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs.

The Board believes that FedEx's Bylaws and Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Under our Bylaws and Corporate Governance Guidelines, the Board maintains the following long-standing practices, in addition to those described above:

- ***Directors Stand for Election Annually By Majority Vote.*** Under our Bylaws, all members of our Board of Directors are elected annually. In addition, our Bylaws require that we use a majority-voting standard in uncontested director elections in which a director nominee must receive more votes cast "for" than "against" in order to be elected.

- ***Our Non-Management Directors Hold Regular Executive Sessions.*** Our non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Lead Independent Director conducts and presides at these meetings. At least once a year, such meetings include only the independent members of the Board. In addition, the Lead Independent Director may call such meetings of the non-management Board members as he or she deems necessary or appropriate, may be designated to preside at any Board or stockholder meeting and presides at all Board meetings at which the Chairman of the Board and Chief Executive Officer is not present.

- ***Board Members May Submit Agenda Items and Information Requests.*** Each Board member may place items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Additionally, the Lead Independent Director reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board and Chief Executive Officer regarding other information sent to the Board in connection with Board meetings or other Board action.

- ***Our Board Members Interact With Management.*** Consistent with our philosophy of empowering each member of our Board of Directors, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. The Lead Independent Director also serves as a liaison, but not a buffer, between the Chairman of the Board and Chief Executive Officer and independent Board members.
- ***Our Directors Are Encouraged to Interact With Stockholders.*** If any of our major stockholders asks to speak with any Board member on a matter related to FedEx, we encourage that director to make himself or herself available and will facilitate such interaction. Additionally, the Lead Independent Director is available

to communicate with stockholders, as appropriate, if requested by such stockholders.
- ***Our Directors Can Request Special Board Meetings.*** Special meetings of the Board can be called by the Chairman of the Board and Chief Executive Officer or at the request of two or more directors.
- ***The Board or Any Board Committee Can Retain Independent Advisors.*** The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.
- ***Our Directors Conduct Annual Evaluations.*** Our directors evaluate the Board's processes on an annual basis to ensure, among other things, that its leadership structure remains effective, that Board and committee meetings are conducted in a manner that promotes candid and constructive dialog and that sufficient time has been allocated for such meetings.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board, President and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment. The Board also reviews the risks associated with the company's financial forecasts and annual business plan.

Additionally, risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures and the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Business Conduct and Ethics and the employee hotline program.
- The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company.
- The Information Technology Oversight Committee reviews and discusses with management the company's cybersecurity risks and the technologies, policies, processes and practices for managing and mitigating such risks, and it reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes protect the company from technology-related risks.
- The Nominating & Governance Committee reviews and discusses with management, in light of the company's risk exposure, the composition, structure, processes and practices of the Board and the Board committees.

In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board, President and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board, President and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board, President and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. As noted above, each Board member has complete and open access to any member of management. We believe this enhances the Board's oversight of succession planning. The Chairman of the Board, President and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency executive management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith, each of the Board's current members (James L. Barksdale, John A. Edwardson, Marvin R. Ellison, John C. ("Chris") Inglis, Kimberly A. Jabal, Shirley Ann Jackson, Gary W. Loveman, R. Brad Martin, Joshua Cooper Ramo, Susan C. Schwab, David P. Steiner and Paul S. Walsh) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee and Compensation Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- **Prior Employment of Director.** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- **Prior Employment of Immediate Family Member.** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- **Current Employment of Immediate Family Member.** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

- **Interlocking Directorships.** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

- **Transactions and Business Relationships.** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.

- **Indebtedness.** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

- **Charitable Contributions.** The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to

such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Mr. Barksdale served as an officer of FedEx, but he left the company well over five years ago (his employment at FedEx ended in 1992).

- An entity with which Mr. Smith is affiliated has made a passive investment (holding a less-than-5% equity interest) in a privately held entity with which Mr. Barksdale is affiliated.

- Mr. Barksdale has made an investment (holding a less-than-10% equity interest) in a privately held entity that is headed by Mr. Smith's daughter and of which Mr. Smith is a director and 10% owner.

- Mr. Loveman is the former President and Chief Executive Officer and current Chairman of Caesars Entertainment Corporation, which occasionally provides services to FedEx in the ordinary course of its business. The amount of the payments made by FedEx to Caesars within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

- In October 2015, Mr. Loveman became an executive officer of Aetna Inc., which provides services to FedEx in the ordinary course of its business. The amount of the payments made by FedEx to Aetna within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

- Until November 2015, Mr. Martin served as a director of First Horizon National Corporation with Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer. Mr. Carter resigned as a director of First Horizon National Corporation in November 2015.

- Messrs. Carter and Martin are members of the board of managers of Pilot Travel Centers LLC. Mr. Smith resigned as a member of the board of managers of Pilot Travel Centers LLC in September 2015.

- In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its two most recently completed fiscal years represented slightly more than one percent of Boeing's consolidated gross revenues for the year, and the payments made by FedEx to Boeing in its 2013 fiscal year represented less than one percent of Boeing's consolidated gross revenues for the year. Ambassador Schwab recuses herself when the Board discusses or votes on Boeing-related matters. The Board determined that Ambassador Schwab is still an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

- In the ordinary course of business, FedEx makes purchases from Waste Management, Inc., an entity for which Mr. Steiner serves as Chief Executive Officer and is a director. The amount of the payments made by FedEx to Waste Management within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as that term is defined in Securities and Exchange Commission ("SEC") rules.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 75.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within four years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the President and Chief Executive Officer;
- 3x for the other FedEx executive officers, including the chief executive officers of FedEx's core operating companies;

- 2x for executive vice presidents of FedEx's core operating companies; and
- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of August 1, 2016, each director who had been a Board member for over four years and each executive officer owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Communications with Directors

Stockholders and other interested parties may communicate directly with any member (including the Lead Independent Director) or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Proxy Access

In March 2016, the Board of Directors amended our bylaws to implement proxy access. Before the Board's adoption of the bylaw, we contacted many of our largest stockholders in order to understand their views and policies regarding proxy access. We spoke with, or otherwise received feedback from, representatives of stockholders owning nearly half of our then-outstanding shares. We also spoke with a representative of the proponent of the proxy access stockholder proposal that was approved at our 2015 annual meeting of stockholders.

Substantially all of these stockholders, including the proponent of last year's proxy access stockholder proposal, indicated their support for a proxy access bylaw with terms consistent with the prevailing market standard, which are as follows:

- a 3% ownership threshold and 3-year holding period requirement;
- a cap on the number of director nominees at the greater of 2 or 20% of the board, whichever is greater; and
- a stockholder group aggregation limit of 20.

Based on this feedback from our stockholders, and the Board's assessment of the relative merits of the various proxy access formulations, our Board of Directors approved amendments to our Bylaws to implement proxy access consistent with the terms set forth above, which it determined to be in the best interests of our stockholders. Our Bylaws are available in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in our Corporate Governance Guidelines and discussed in "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Stockholder Proposals and Director Nominations for 2017 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for

director that may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential director candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for

reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the SEC.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

- not be fair as to FedEx; or
- otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Board of Directors, upon the recommendation of the Nominating & Governance Committee, preapproved the employment of Mr. Smith's daughter by FedEx Corporation as a global public policy advisor, a position she has held since August 2016 (Mr. Smith recused himself from the discussion and vote on this matter). In addition, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with Washington Football, Inc. Under this agreement, FedEx has certain marketing rights, including the right to name the stadium where the NFL Washington Redskins professional football team plays "FedExField." In August 2003, Mr. Smith acquired an approximate 10%

ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.

- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. Smith and David J. Bronczek, the President and Chief Executive Officer of FedEx Express, paid FedEx $347,383 and $179,417, respectively, during fiscal 2016 in connection with certain personal use of corporate aircraft.

- Mr. Smith's son is employed by FedEx Express as Vice President of Global Trade Services. The compensation of Mr. Smith's son for fiscal 2016 (including any incentive compensation) did not exceed $460,000. Mr. Smith's son also received a stock option grant in fiscal 2016 commensurate with the stock option grants made to other FedEx Express vice presidents.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director, each named executive officer included in the Summary Compensation Table and all directors and executive officers as a group, as of August 1, 2016. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Number of Shares	Number of Option Shares [1]	Percent of Class [2]
Frederick W. Smith	19,510,669 [3]	1,486,882	7.86%
James L. Barksdale	65,200	44,775	*
John A. Edwardson	24,690	44,775	*
Marvin R. Ellison	—	7,898	*
John C. ("Chris") Inglis	—	—	*
Kimberly A. Jabal	—	8,627	*
Shirley Ann Jackson	8,111	6,145	*
Gary W. Loveman	16,854	33,935	*
R. Brad Martin	56,500 [4]	20,535	*
Joshua Cooper Ramo	4,360	16,175	*
Susan C. Schwab	3,226	35,975	*
David P. Steiner	5,000	31,575	*
Paul S. Walsh	10,000	40,375	*
David J. Bronczek	59,382 [5]	239,238	*
Robert B. Carter	49,644 [6]	185,252	*
T. Michael Glenn	214,980 [7]	185,252	*
Alan B. Graf, Jr.	205,911 [8]	185,252	*
All directors and executive officers as a group (20 persons)	20,408,472 [9]	2,862,120	8.67%

*   Less than 1% of FedEx's outstanding common stock.

(1) Reflects the number of shares that can be acquired at August 1, 2016, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 265,547,382 shares outstanding on August 1, 2016.

(3) Includes 15,366,262 shares owned by Mr. Smith (as of August 1, 2016, 3,900,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (as of August 1, 2016, 105,000 of such shares have been pledged as security by Enterprise) and 736 shares owned by Mr. Smith's spouse. Regions Bank, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock, and Mr. Smith owns 45% directly. Includes 2,391 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120. On August 2, 2016, Mr. Smith reduced the number of his pledged shares from 3,900,000 to 3,875,000.

(4) Includes 7,250 shares owned by R. Brad Martin Family Foundation and 2,100 shares owned by Mr. Martin's spouse.

(5) Includes 695 shares held in FedEx's retirement savings plan.

(6) Includes 1,245 shares owned by Mr. Carter's spouse.

(7) Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 570 shares held in FedEx's retirement savings plan.

(8) Includes 47,400 shares owned by family trusts and 446 shares held in FedEx's retirement savings plan.

(9) Includes 4,741 shares held in FedEx's retirement savings plan and 21 stock units held in a deferred compensation plan. The stock units are payable in shares of FedEx common stock on a one-for-one basis.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2016.

	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	16,241,854 [1]	6.05%
PRIMECAP Management Company 225 South Lake Avenue, Suite 400 Pasadena, California 91101	16,116,764 [2]	6.01%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	17,022,983 [3]	6.34%

(1) BlackRock, Inc. is the parent holding company of certain institutional investment managers, which collectively had sole voting power over 13,955,808 shares and sole investment power over all 16,241,854 shares.

(2) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 2,072,132 shares and sole investment power over all 16,116,764 shares.

(3) The Vanguard Group, Inc., a registered investment advisor, had sole voting power over 514,474 shares, sole investment power over 16,473,264 shares and shared investment power over 549,719 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the SEC initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2016.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the Investor Relations page of our website at *http://investors.fedex.com* in the Governance & Citizenship section under "Committee Charters." Committee memberships are currently as follows:

Audit Committee

Committee functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;

- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; and (iii) the performance of the internal auditors;

- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm;

- reviews and discusses with management and the Board of Directors (i) the guidelines and policies that govern the processes by which the company assesses and manages its exposure to risk and (ii) the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures; and

- oversees FedEx's compliance with legal and regulatory requirements and the implementation and effectiveness of FedEx's corporate integrity and compliance programs.

Committee members
John A. Edwardson (Chairman)
Kimberly A. Jabal
Gary W. Loveman
R. Brad Martin
Joshua Cooper Ramo

FY16 meetings held: 10

Compensation Committee

Committee functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;

- helps discharge the Board's responsibilities relating to the compensation of executive management;

- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and

- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

Committee members
Paul S. Walsh (Chairman)
Marvin R. Ellison
Shirley Ann Jackson
Susan C. Schwab

FY16 meetings held: 6

Information Technology Oversight Committee

Committee functions:

- reviews major information technology ("IT") related projects and technology architecture decisions;

- assesses whether FedEx's IT programs effectively support FedEx's business objectives and strategies;

- assists FedEx's Board of Directors in oversight of cybersecurity risks and FedEx management's efforts to monitor and mitigate those risks; and

- advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

Committee members
James L. Barksdale (Chairman)
John C. ("Chris") Inglis
Kimberly A. Jabal
R. Brad Martin
Joshua Cooper Ramo
Susan C. Schwab

FY16 meetings held: 6

Nominating & Governance Committee

Committee functions:

- identifies individuals qualified to become Board members;
- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;
- recommends to the Board directors for appointment to Board committees; and
- assists the Board in developing and implementing effective corporate governance programs.

Committee members
David P. Steiner (Chairman)
James L. Barksdale
Marvin R. Ellison
John C. ("Chris") Inglis
Shirley Ann Jackson
Gary W. Loveman

FY16 meetings held: 6

In addition, as discussed above under "Corporate Governance Matters — Board Risk Oversight," each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. Also, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

In response to stockholder demand letters, three special committees of the Board have been formed, which are comprised of Messrs. Edwardson and Steiner and Ms. Jabal. In the aggregate, these committees met three times during fiscal 2016.

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee

John A. Edwardson (Chairman)
Kimberly A. Jabal
Shirley Ann Jackson
R. Brad Martin
Joshua Cooper Ramo

Information Technology Oversight Committee

James L. Barksdale (Chairman)
Marvin R. Ellison
John C. ("Chris") Inglis
Kimberly A. Jabal
Joshua Cooper Ramo
Susan C. Schwab

Compensation Committee

Paul S. Walsh (Chairman)
Marvin R. Ellison
John C. ("Chris") Inglis
Shirley Ann Jackson
Susan C. Schwab

Nominating & Governance Committee

David P. Steiner (Chairman)
James L. Barksdale
Marvin R. Ellison
John C. ("Chris") Inglis
Shirley Ann Jackson
R. Brad Martin

Board Meetings and Meeting Attendance

During fiscal 2016, the Board of Directors held six regular meetings and two special meetings. The average attendance of all directors at Board and committee meetings was 99%. Each director attended at least 88% of the aggregate meetings of the Board and any committees on which he or she served.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each then-current member of the Board of Directors attended the 2015 annual meeting of stockholders.

DIRECTORS' COMPENSATION

Outside Directors' Compensation

During fiscal 2016, non-management (outside) directors were paid an annual retainer of $120,000. Chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $13,500. The Audit Committee chairperson was paid an additional annual fee of $22,500. In addition, each outside director who was elected at FedEx's 2015 annual meeting received a stock option for 3,610 shares of FedEx common stock.

Any outside director who was elected to the Board after the 2015 annual meeting received the applicable pro rata portion of the annual retainer and stock option grant in connection with his or her election.

In response to stockholder demand letters, three special committees of the Board have been formed, which are comprised of Messrs. Edwardson and Steiner and Ms. Jabal.

Members of the special committees are paid $2,000 for each in-person meeting attended and $1,500 for each telephonic meeting attended.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $25 billion and $100 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The plan benefit payable to the one individual who served on the Board during fiscal 2016 who has not yet received

any plan benefits will be paid as a single lump sum distribution. The lump sum distribution is payable on or before the fifteenth business day of the month immediately following the later of the date of the director's retirement and the date he attains age 60. In the event of the outside director's death, his surviving spouse shall be entitled to receive the lump sum payment. The following table sets forth for the one director entitled to receive future benefits under the plan who served on the Board during fiscal 2016, the amount payable to him assuming a hypothetical retirement date of June 1, 2016.

Name	Lump Sum Payment Amount ($)
P.S. Walsh	70,720 [1]

(1) Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2016 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2016:

Name	Fees Earned or Paid in Cash ($) [1]	Option Awards ($) [2][3]	All Other Compensation ($)	Total ($)
J.L. Barksdale	133,500	140,701	0	274,201
J.A. Edwardson	147,000	140,701	0	287,701
M.R. Ellison	120,000	140,701	0	260,701
J.C. Inglis	108,000	131,121	0	239,121
K.A. Jabal	124,500	140,701	0	265,201
S.A. Jackson	120,000	140,701	0	260,701
G.W. Loveman	120,000	140,701	0	260,701
R.B. Martin	120,000	140,701	0	260,701
J.C. Ramo	120,000	140,701	0	260,701
S.C. Schwab	120,000	140,701	0	260,701
D.P. Steiner	138,000	140,701	0	278,701
P.S. Walsh	133,500	140,701	0	274,201

(1) Includes retainer payments and committee chairperson fees (as applicable). Also includes special committee meeting fees for Messrs. Edwardson and Steiner and Ms. Jabal. See "— Outside Directors' Compensation" above.

(2) On September 28, 2015, each outside director elected at the 2015 annual meeting received a stock option for 3,610 shares of common stock. Mr. Inglis received a stock option for 3,015 shares upon his election to the Board on November 2, 2015. The grant date fair value of each such option was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 and is set forth in this column. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2016, included in our Annual Report on Form 10-K for fiscal 2016. Stock options granted to the outside directors generally vest fully one year after the grant date.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current or former outside director listed in the above table as of May 31, 2016:

Name	Options Outstanding
J.L. Barksdale	44,775
J.A. Edwardson	44,775
M.R. Ellison	7,898
J.C. Inglis	3,015
K.A. Jabal	8,627
S.A. Jackson	6,145
G.W. Loveman	33,935
R.B. Martin	20,535
J.C. Ramo	16,175
S.C. Schwab	35,975
D.P. Steiner	31,575
P.S. Walsh	40,375

PROPOSAL 1 — ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of thirteen members. Gary W. Loveman is retiring as a director immediately before this annual meeting and is not standing for reelection. The Board proposes that each of the other current directors be reelected to the Board. Mr. Inglis was initially elected as a director by the Board in November 2015. Frederick W. Smith, FedEx's Chairman, President and Chief Executive Officer, and the members of the Nominating & Governance Committee recommended Mr. Inglis as a nominee.

Effective upon the retirement of Mr. Loveman, the size of the Board will be decreased to twelve members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2017 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TWELVE NOMINEES.

Experience, Qualifications, Attributes and Skills

The Nominating & Corporate Governance Committee seeks director nominees with the skills and experience needed to properly oversee the interests of the company. The Committee carefully evaluates each candidate to ensure that he or she possesses the experience, qualifications, attributes and skills that the Committee has found are necessary for an effective board member. These crucial qualities include, among others:

- The highest level of personal and professional ethics, integrity and values;
- Practical wisdom and mature judgment;
- An inquiring and independent mind;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members; and
- Willingness to represent the best interests of all stockholders and objectively appraise management performance.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of FedEx's Board members should possess the experience and expertise listed below because of their particular relevance to the company's business and structure. These were all considered by the Board in connection with this year's director nomination process.

- Transportation Industry Experience
- International Experience
- Financial Expertise
- Marketing Expertise
- Technological Expertise
- Energy Expertise
- Government Experience
- Leadership Experience

> **Diversity:** The Board is committed to diversity and inclusion and is always looking for highly qualified candidates, including women (Ms. Jabal, Dr. Jackson and Ambassador Schwab) and minorities (Dr. Jackson and Mr. Ellison), who meet our criteria. The Board seeks, and believes it has found in this group of nominees, a diverse blend of experience and perspectives, institutional knowledge and personal chemistry, and directors who will provide sound and prudent guidance with respect to all of FedEx's operations and interests.

Below you will find each nominee's biography along with other pertinent information, including a selection of each Board nominee's skills and qualifications. Following the biographies, we have included a chart that exhibits the collective experience, qualifications, attributes and skills of our Board nominees.

Nominees for Election to the Board

Frederick W. Smith



Age: 72
Director since: 1971
Committees: None
Other public directorships: None

Mr. Smith is the company's founder and has been Chairman, President and Chief Executive Officer of FedEx since 1998 and Chairman of FedEx Express since 1975. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to 1998, Chief Executive Officer of FedEx Express from 1977 to 1998, and President of FedEx Express from 1971 to 1975.

Skills and Qualifications:

- Transportation Industry: Founder of our company and the pioneer of the express transportation industry.
- International: Leads our multinational company and has served on the board of the Council on Foreign Relations and as chairman of the U.S.-China Business Council and the French-American Business Council.
- Energy: Co-chairman of the Energy Security Leadership Council.

James L. Barksdale



Age: 73
Director since: 1999
Committees: Information Technology Oversight (Chairman), Nominating & Governance
Other public directorships: Time Warner Inc.

Mr. Barksdale is Chairman and President of Barksdale Management Corporation, an investment management company, a position he has held since 1999. He is also the former Managing Partner of The Barksdale Group, a venture capital firm, a position he held from 1999 to 2013. He was President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and website resources to Internet users, from 1995 to 1999. He held various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer, and was a director of FedEx Express from 1983 to 1991. He was previously a director of Sun Microsystems, Inc. From January 2012 to June 2012, he served as the interim Executive Director of the Mississippi Development Authority.

Skills and Qualifications:

- Transportation Industry: Held various senior management positions at our company during its early years.
- Technology: Has held executive positions with multiple technology companies.
- Government: Served on the U.S. President's Intelligence Advisory Board for seven years.

John A. Edwardson



Age: 67
Director since: 2003
Committees: Audit (Chairman)
Other public directorships: Chubb Limited (formerly ACE Limited) and Rockwell Collins, Inc.

Mr. Edwardson is the former Chairman and Chief Executive Officer of CDW Corporation, a provider of technology products and services, serving as Chief Executive Officer from 2001 to September 2011 and as Chairman from 2001 to December 2012. He was Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000. He was President and Chief Operating Officer of UAL Corporation (the parent company of United Air Lines, Inc.), an airline, from 1995 to 1998. He is a former director of CDW Corporation.

Skills and Qualifications:

- Transportation Industry/International: Former President and COO of a major airline.
- Financial: Former CFO of two public companies.
- Technology: Former CEO of a technology products and services provider.

Marvin R. Ellison



Age: 51
Director since: 2014
Committees: Compensation, Nominating & Governance
Other public directorships: J. C. Penney Company, Inc.

Mr. Ellison has been Chairman of J. C. Penney Company, Inc., an apparel and home furnishings retailer, since August 1, 2016 and Chief Executive Officer since August 1, 2015. Mr. Ellison served as President and CEO-Designee of J. C. Penney from November 1, 2014 through July 2015. From August 2008 through October 2014, he served as Executive Vice President – U.S. Stores of The Home Depot, Inc., a home improvement specialty retailer. From June 2002 to August 2008, he served in a variety of operational roles at The Home Depot, including as President – Northern Division and as Senior Vice President – Global Logistics. Prior to joining The Home Depot, Mr. Ellison spent 15 years at Target Corporation in a variety of operational roles. He is a former director of H&R Block, Inc.

Skills and Qualifications:

- Transportation Industry: Served in a variety of logistics roles during his career, including as Senior Vice President – Global Logistics at The Home Depot. Also has significant e-commerce experience due to his executive positions held at J. C. Penney and The Home Depot.
- Leadership: Significant executive leadership experience gained from executive positions held at The Home Depot and J. C. Penney.

John C. ("Chris") Inglis



Age: 61
Director since: 2015
Committees: Information Technology Oversight, Nominating & Governance
Other public directorships: Huntington Bancshares Inc. and KEYW Corp.

Mr. Inglis is currently a Visiting Professor of Cyber Studies at the U.S. Naval Academy. He previously served for 28 years at the National Security Agency as a computer scientist and operational manager, retiring in 2014 as the Agency's Deputy Director and senior civilian leader. In this role, he acted as the NSA's chief operating officer responsible for guiding and directing strategies, operations and policy. Prior to joining the NSA, Mr. Inglis had nine years of active duty service as an officer and pilot in the U.S. Air Force, followed by twenty-one years with the Air National Guard, from which he retired as a Brigadier General.

Skills and Qualifications:

- Transportation Industry: Commanded USAF C-130 tactical airlift units at the Squadron and Group level, holds the rating of USAF Command Pilot and has more than 20 years of experience piloting USAF C-141 and C-130 aircraft.
- International: Has extensive experience conducting intelligence liaison as a senior representative of the U.S. government, including three years as the U.S. Special Liaison to the United Kingdom at U.S. Embassy London.
- Technology: Serves on technical advisory boards across the private and public sectors and holds graduate degrees in engineering and computer science from Columbia, Johns Hopkins, and George Washington Universities.
- Government/Leadership: Served for 17 years as a senior executive in the U.S. Department of Defense, including seven and one half years as the Deputy Director and Chief Operating Officer of the NSA. He currently serves as a member of the Strategic Advisory Groups for U.S. Strategic Command and the Director of National Intelligence.

Kimberly A. Jabal



Age: 47
Director since: 2013
Committees: Audit, Information Technology Oversight
Other public directorships: None

Ms. Jabal currently is the Chief Financial Officer and oversees the customer support and human resources functions at Weebly, Inc., a privately-held small business software company. Prior to joining Weebly in November 2015, she served as Chief Financial Officer of Kong Technologies, Inc. (formerly Path, Inc.) and as Vice President of Finance at Lytro, Inc., both early-stage technology companies. She served in various capacities at Google from 2003 to 2011, including as director of engineering finance, director of investor relations and director of online sales finance. Prior to Google, Ms. Jabal spent two years at Goldman Sachs in technology investment banking and eight years with Accenture working in information technology.

Skills and Qualifications:

- Financial: CFO of a privately-held small business software company and former CFO of a privately-held social networking company.
- Technology: Has extensive information technology experience, having spent eight years serving in various capacities with Google and eight years with Accenture designing and building technical infrastructure for major IT systems implementations at global companies.

Shirley Ann Jackson



Age: 70
Director since: 1999
Committees: Compensation, Nominating & Governance
Other public directorships: International Business Machines Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated

Dr. Jackson is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since 1999. She was Chairman of the U.S. Nuclear Regulatory Commission (NRC) from 1995 to 1999 and Commissioner of the NRC from 1995 to 1999. Dr. Jackson was a member of the President's Council of Advisors on Science and Technology (PCAST) from 2009 until 2014. She has been Co-Chair of the President's Intelligence Advisory Board since November 2014 and a member of the International Security Advisory Board to the U.S. Secretary of State since July 2011, and she is a life trustee of M.I.T. (member of the M.I.T. Corporation). Dr. Jackson is a National Medal of Science recipient. She was previously a director of Marathon Oil Corporation, NYSE Euronext and U.S. Steel Corporation.

Skills and Qualifications:

- <u>Financial</u>: Has numerous years of public company audit committee experience, including as a chair. Dr. Jackson is also a former director of NYSE Euronext and former chair of the Board of NYSE Regulation.
- <u>Technology</u>: Earned undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology and is the president of a world-renowned technological research university (RPI). Dr. Jackson is also a member of the Board of IBM and a former member of PCAST.
- <u>Energy/Government</u>: Former Chairman and Commissioner of the U.S. Nuclear Regulatory Commission, current Co-Chair of the President's Intelligence Advisory Board and former director of Marathon Oil Corporation.

R. Brad Martin



Age: 64
Director since: 2011
Committees: Audit, Information Technology Oversight
Other public directorships: Chesapeake Energy Corporation (Chairman) and First Horizon National Corporation

Mr. Martin is Chairman of RBM Venture Company, a private investment company, a position he has held since 2007. He also is Chairman of the Board of Chesapeake Energy Corporation, a producer of natural gas and oil and natural gas liquids, a position he has held since October 2015. Mr. Martin is the former Interim President of the University of Memphis, a position he held from July 2013 until May 2014. Mr. Martin was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until 2007, when he retired. He was previously a director of Caesars Entertainment Corporation, Dillards, Inc., Gaylord Entertainment Company, lululemon athletica inc. and Ruby Tuesday, Inc.

Skills and Qualifications:

- <u>Financial</u>: Earned an MBA from Vanderbilt University and has public company audit committee experience.
- <u>Marketing</u>: Gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.
- <u>Energy</u>: Member of the boards of Chesapeake Energy Corporation, where he currently serves as Chairman, and Pilot Travel Centers LLC.
- <u>Government</u>: Former Tennessee state representative.

Joshua Cooper Ramo



Age: 47
Director since: 2011
Committees: Audit, Information Technology Oversight
Other public directorships: Starbucks Corporation

Mr. Ramo is Vice Chairman, Co-Chief Executive Officer, Kissinger Associates, Inc., a strategic advisory firm (he has been Vice Chairman since 2011 and Co-Chief Executive Officer since July 1, 2015). He served as Managing Director of Kissinger Associates from 2006 to 2011. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that, he worked as a journalist and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003.

Skills and Qualifications:

- <u>International</u>: Has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S.-China Young Leaders Forum in conjunction with the National Committee on U.S.-China Relations.
- <u>Leadership</u>: Vice Chairman, Co-Chief Executive Officer, Kissinger Associates.

Susan C. Schwab



Age: 61
Director since: 2009
Committees: Compensation, Information Technology Oversight
Other public directorships: The Boeing Company, Caterpillar Inc. and Marriott International, Inc.

Ambassador Schwab is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as U.S. Trade Representative from 2006 to January 2009 and as Deputy U.S. Trade Representative from 2005 to 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from 2004 to 2005. She was Dean of the University of Maryland School of Public Policy from 1995 to 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from 1993 to 1995. She was Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from 1989 to 1993. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation.

Skills and Qualifications:

- <u>International/Government</u>: Former U.S. Trade Representative and former Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government.

David P. Steiner



Age: 56
Director since: 2009
Committees: Nominating & Governance (Chairman)
Other public directorships: Waste Management, Inc.

Mr. Steiner is Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, a position he has held since 2004. He was President of Waste Management, Inc. from 2010 through July 2016, Executive Vice President and Chief Financial Officer of Waste Management, Inc. from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary of Waste Management, Inc. from 2001 to 2003, and Vice President and Deputy General Counsel of Waste Management, Inc. from 2000 to 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to 2000. Mr. Steiner was previously a director of TE Connectivity Ltd.

Skills and Qualifications:

- <u>Transportation</u>: CEO of Waste Management, which transports waste materials.
- <u>Financial</u>: Has an accounting degree from Louisiana State University and was CFO of Waste Management before becoming its CEO.
- <u>Energy</u>: CEO of Waste Management, which has taken an industry leadership role in converting waste to renewable energy.

Paul S. Walsh



Age: 61
Director since: 1996
Committees: Compensation (Chairman)
Other public directorships: Avanti Communications Group plc (Chairman), Compass Group PLC (Chairman), HSBC Holdings plc, Pace Holdings Corp. and RM2 International S.A.

Mr. Walsh is Chairman of the Board of Compass Group PLC, a food service and support services company, a position he has held since February 2014. He also is Chairman of the Board of Avanti Communications Group plc, a leading satellite operator providing high speed internet and data services, a position he has held since November 2013. Mr. Walsh serves as an advisor for L.E.K. Consulting, a global strategy consulting firm, and TPG Capital LLP, a private investment firm. Mr. Walsh served as Chief Executive Officer of Diageo plc, a beverage company, from 2000 to June 2013 and then served as an advisor to the company from July 2013 through 2014. Mr. Walsh also is a director of HSBC Holdings plc, Pace Holdings Corp., RM2 International S.A. and Simpsons Malt Limited, and has been a member of the U.K. Prime Minister's Business Advisory Group since July 2015. He was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from 1996 to 2000, and Chief Executive Officer of The Pillsbury Company from 1992 to 1996. He was appointed as a Business Ambassador on the U.K. government's Business Ambassador Network in August 2012. He was previously a director of Diageo plc, Centrica plc, Ontex Group NV and Unilever PLC.

Skills and Qualifications:

- <u>International</u>: Former CEO of a U.K.-based, large multinational corporation.
- <u>Financial</u>: Has held executive finance positions, including CFO of a major division, at a U.K.-based public company.
- <u>Marketing</u>: Led a company that owes much of its growth and success to highly effective marketing of its brands.
- <u>Government</u>: Has held executive positions at companies where government interface is crucial.

Summary of Director Experience, Qualifications, Attributes and Skills

	Smith	Barksdale	Edwardson	Ellison	Inglis	Jabal	Jackson	Martin	Ramo	Schwab	Steiner	Walsh
Transportation Industry Experience is a positive attribute as it greatly increases a director's understanding of our business operations and its management.	●	●	●	●	●			●			●	
International Experience is beneficial given our continued capitalization on increasing globalization and the resulting expansion of customer access to goods, services and information.	●		●	●			●		●	●		●
Financial Expertise is important given our use of financial targets as measures of success and the importance of accurate financial reporting and robust internal auditing.			●			●	●	●			●	●
Marketing Expertise is valuable because we emphasize promoting and protecting the FedEx brand, one of our most important assets.								●				●
Technological Expertise is beneficial because attracting and retaining customers and competing effectively depend in part upon the sophistication and reliability of our technology.		●	●		●	●	●					
Energy Expertise is important as we are committed to protecting the environment and have initiatives underway to reduce our energy use and minimize our environmental impact.	●						●	●			●	
Government Experience is useful in our highly-regulated industry as we work constructively with governments around the world.		●			●		●	●		●		●
Leadership Experience is critical because we want directors with the experience and confidence to capably advise our executive management team on a wide range of issues.	●	●	●	●	●	●	●	●	●	●	●	●

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2016.

Compensation Committee Members

Paul S. Walsh – *Chairman*
Marvin R. Ellison
Shirley Ann Jackson
Susan C. Schwab

Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2016. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

During fiscal 2016, we continued to focus on our strategic cost reduction programs, finding ways to improve efficiency and rationalize capacity, improving on our already high levels of service, and continuing to invest in critical, long-term projects as part of our global strategy to position the company for stronger growth. In fiscal 2016, we experienced improved performance by our FedEx Express and FedEx Ground segments. Although our financial performance improved during fiscal 2016, adjusted consolidated operating income was below our aggressive target objective under our fiscal 2016 annual incentive compensation ("AIC") program. Accordingly, and consistent with our pay-for-performance philosophy, the payouts under our AIC program were below target, except for the AIC payout to David J. Bronczek, the President and Chief Executive Officer of FedEx Express. Because the target objective for FedEx Express segment operating income under the fiscal 2016 AIC plan was exceeded, Mr. Bronczek's AIC payout was only slightly below target (after adjustment, as described below). Maximum payouts were earned in fiscal 2016 by all participants, including the named executive officers, under our long-term incentive compensation ("LTI") program, which is tied to financial performance over a three-year period (fiscal 2014 through fiscal 2016 for the FY2014–FY2016 LTI plan).

The following table details key compensation highlights of the last five fiscal years.



Compensation Highlights

FY2016
- AIC plan paid below target (slightly below target payout for FedEx Express CEO)
- FY2014-FY2016 LTI plan paid at maximum

FY2015
- AIC plan paid below target
- No FY2013-FY2015 LTI plan payout

FY2014
- AIC plan paid below target
- FY2012-FY2014 LTI plan paid above target

FY2013
- No AIC plan payout to Chairman, President and CEO
- AIC plan paid below target to other named executive officers
- FY2011-FY2013 LTI plan paid at maximum

FY2012
- AIC plan paid below target
- FY2010-FY2012 LTI plan paid at maximum

Philosophy. FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry over 40 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of stock options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals, which include:

• Achieving a 10%+ operating margin;

• Increasing EPS by 10% to 15% per year;

• Growing profitable revenue;

• Improving cash flow; and

• Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.

2015 Say-on-Pay Advisory Vote Outcome

The Compensation Committee annually considers the results of the most recent advisory vote by shareowners to approve named executive officer compensation. In the 2015 advisory vote, 96.2% of the voted shares supported the compensation of FedEx's named executive officers, and the Compensation Committee and the Board of Directors interpret this strong level of support as affirmation of the current design, purposes and direction of FedEx's executive compensation programs. In its ongoing evaluation of FedEx's executive compensation programs and practices, the Compensation Committee will continue to consider the results from future shareowner advisory votes to approve named executive officer compensation.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

Objective	How Pursued	
	Generally	Specifically
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — who have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that is competitive with all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing. Because retention is imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point to assess the competitiveness of our compensation programs. The target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2016 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Willis Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies) in its respective database with annual revenues between $20 billion and $70 billion. A list of these companies is attached to this proxy statement as *Appendix A.*

General industry is the appropriate comparison category because our executives are recruited by and from businesses outside of FedEx's industry peer group. Moreover, our industry peer group does not provide a sufficient number of companies that are of a comparable size to FedEx. Using a robust data sample (112 companies for fiscal 2016) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias, and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we

consider total direct compensation ("TDC"). The TDC composition is illustrated below:

Elements of TDC

Short-Term Compensation	Base Salary
	AIC
Long-Term Compensation	LTI
	Stock Options
	Restricted Stock (*includes related tax payments*)

TDC includes AIC at target (*i.e.*, assuming achievement of all objectives) and all long-term components at target. Long-term components of target TDC are valued consistent with the valuation methodology used in the referenced surveys. Tax payments on restricted stock awards are included in TDC.

Other elements of compensation of the named executive officers (such as perquisites and retirement benefits) are not included in TDC, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in TDC. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives which, when set each year, represent aggressive but reasonably achievable goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals and stock price appreciation:

- Fiscal 2016 AIC payouts were tied to meeting aggressive business plan goals for FedEx Express segment operating income and consolidated operating income, as well as individual performance objectives for the named executive officers other than the Chairman of the Board, President and Chief Executive Officer. The FedEx Express segment operating income target was achieved, but adjusted consolidated operating income fell below the target objective for annual financial performance for fiscal 2016. As a result, the named executive officers received below-target AIC payouts, except Mr. Bronczek, who received an AIC payout slightly below his target payout after adjustment by Mr. Smith.

- LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period. Adjusted EPS growth in fiscal 2014 and 2016 resulted in maximum payouts under the LTI program.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2016 target TDC between base salary and incentive and equity-oriented compensation elements (the restricted stock value includes the related tax payment):



Fiscal 2016 Target TDC Components

We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2016 target TDC between long-term incentives — LTI, stock options and restricted stock, including the related tax payment — and short-term components — base salary and AIC:



Fiscal 2016 Long-Term vs. Short-Term Compensation

We include target AIC and LTI payouts (discounted to present value to be consistent with the valuation methodology used in the survey data) in TDC, so the actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with

the level of achievement of pre-established financial performance goals. When we fall short of our business objectives, payments under these variable programs decrease correspondingly. Conversely, when we achieve superior results, we reward our executives accordingly under the terms of these programs. As shown by the following chart, the actual fiscal 2016 TDC of our named executive officers was above target TDC because our financial performance exceeded our pre-established goals for the LTI plan. Conversely, the actual fiscal 2015 TDC of our named executive officers was below target levels because our financial performance fell short of our pre-established goals for the AIC and LTI plans. In fiscal 2014, the actual TDC of our named executive officers was above target levels because we exceeded our pre-established EPS goal for a target payout under the FY2012–FY2014 LTI plan.

Actual TDC vs. Target TDC [(1)]



(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date consistent with the valuation methodology used in the survey data and tax payments related to restricted stock awards.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2016:



(1) Fiscal 2014, 2015 and 2016 adjusted EPS of $6.68, $8.87 and $9.84, respectively, are included in the adjusted EPS line. As discussed in detail below, the Board of Directors, upon the recommendation of the Compensation Committee, approved certain adjustments to fiscal 2014, 2015 and 2016 EPS for LTI plan purposes in order to ensure that payouts, if any, under the applicable LTI plans more accurately reflect core financial performance. The adjustments include those relating to stock repurchase activity and mark-to-market pension accounting, among others. See *Appendix B* for a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Stock Ownership Goal for Senior Officers. In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer; and

- 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of August 1, 2016, each executive officer exceeded the stock ownership goal.

Policy Against Hedging and Pledging Transactions. In addition, we have adopted comprehensive and detailed policies (the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted. The Securities Manual and our Corporate Governance Guidelines also set forth certain types

of transactions that are restricted. Specifically, (1) publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, (2) short sales, including "sales against the box," and (3) hedging or monetization transactions, such as zero-cost collars and forward sale contracts, are strictly prohibited. The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; provided, however, that our Lead Independent Director and General Counsel, acting together, may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis to any member of the Board of Directors or the Chairman of the Board, President and Chief Executive Officer if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Based upon this criterion, such an exception has been granted with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, and Enterprise. See "Stock Ownership — Directors and Executive Officers." With respect to the shares pledged by Mr. Smith and Enterprise as of August 2, 2016:

- None of the shares pledged by Mr. Smith were acquired through a FedEx equity compensation plan.

- The pledged shares are not used to shift or hedge any economic risk in owning FedEx shares. These shares collateralize loans used to fund outside personal business ventures and prior purchases of FedEx shares. If Mr. Smith had been unable to pledge these shares, he may have been forced to sell the shares in order to obtain the necessary funds.

- The pledged shares represent 1.5% of FedEx's outstanding shares as of August 1, 2016, and therefore, do not present any appreciable risk for investors or the company.

- Mr. Smith is FedEx's founder and one of the company's largest shareowners. Mr. Smith has pledged only 20.4% of his total share ownership. The number of shares pledged by Mr. Smith has decreased by 25,000 during the last year and by 1,323,000 over the last four years. Based on the fiscal year-end stock price ($164.97), the value of his pledged shares was approximately $657 million. Excluding the pledged shares, Mr. Smith still substantially exceeds our stock ownership goal.

- In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares. In the unlikely event such a sale were necessary, based on the 30-day average trading volume for FedEx shares as of August 1, 2016, it would take four days for the pledged shares to be sold in the open market. Furthermore, Mr. Smith's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

We have an active shareowner engagement program in which we meet regularly with our largest shareowners. During these discussions, none of our largest shareowners have raised any concerns regarding Mr. Smith's pledged shares.

No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account, loan or otherwise.

Restricted Stock Program. FedEx's restricted stock program has been in place for over 25 years and has encouraged FedEx executives to own and retain company stock. Although none of our largest shareowners have raised any concerns to us regarding our restricted stock program, during fiscal 2016 the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then approves the delivery of that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2016 restricted stock awards granted to FedEx Corporation executive vice presidents (as in previous years, Mr. Smith did not receive a restricted stock award in fiscal 2016):



Target Value of Restricted Stock Award

- Target value of shares granted
- Tax payment

Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. During fiscal 2014, we broadened our restricted stock program to include certain lower-level officers and high-performing managers and individual contributors. We also make tax payments as part of restricted stock awards to these individuals. In sum, we strongly believe that our restricted stock program is effectively designed and is aligned with the best interests of our shareowners.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

- Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);

- Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;

- Granting awards under our equity compensation plans and overseeing the administration of all such plans; and

- Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

The Compensation Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable in accordance with the terms of its written charter. To date, however, the Committee has not formed or delegated authority to any subcommittee.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including

during fiscal 2016. In connection with this engagement, the consultant reports directly and exclusively to the Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant: updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program; assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process; and reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis, and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, the consultant does not perform any services for FedEx. Additionally, the consultant has robust policies and procedures in place to prevent conflicts of interest; the fees received by the consultant from FedEx in the consultant's most recently completed fiscal year represented less than 5% of the consultant's revenues; neither the consultant nor any adviser of the consultant had a business or personal relationship with any member of the Compensation Committee or any executive officer of FedEx during fiscal 2016; and no adviser of the consultant directly owns, or directly owned during fiscal 2016, any FedEx stock. Accordingly, the Compensation Committee has determined

the consultant to be independent from the company and that no conflicts of interest exist related to the consultant's services provided to the Committee. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee by invitation of the Committee's chairman, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;

- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2016 Amounts

Base Salary. Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually

to reflect, among other things, economic conditions, base salaries for comparable positions from the executive compensation survey data discussed above, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective October 1, 2015, Frederick W. Smith's annual base salary was increased by 1.5%, and each other named executive officer's annual base salary was increased by 3%. Effective October 1, 2016, each named executive officer's annual base salary will be increased by 3%. As a result, effective October 1, 2016, the new annual base salaries of FedEx's named executive officers will be as follows:

Name	Current Annual Base Salary ($)	New Annual Base Salary ($)
F.W. Smith	1,285,968	1,324,548
A.B. Graf, Jr.	929,868	957,768
D.J. Bronczek	970,356	999,468
T.M. Glenn	858,360	884,112
R.B. Carter	785,844	809,424

Cash Payments Under Annual Incentive Compensation Program. The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC performance objectives.

For fiscal 2016, the AIC plan for the named executive officers included two company financial performance measures — FedEx Express segment operating income and consolidated operating income. These measures were chosen as the company financial performance metrics in order to provide a greater tie between individual business segment performance and to continue to motivate and incentivize management to improve the company's core financial performance, execute our profit improvement initiatives and find ways to improve efficiency and rationalize capacity.

Target AIC payouts are established as a percentage of the executive officer's base salary actually paid during the fiscal

year. Payouts above target levels are based exclusively upon the company's performance. Accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance.

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, we measure performance against our business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

The fiscal 2016 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
R.B. Carter	90%

The maximum fiscal 2016 AIC payout opportunity for each named executive officer was 200% of his target bonus.

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of corporate objectives for company financial performance for the fiscal year. Mr. Smith's minimum AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the company against our company financial performance goals.

Mr. Smith's fiscal 2016 AIC payout was based on the following company financial performance measures (subject to adjustment as described below):

- FedEx Express Segment Operating Income: Mr. Smith's fiscal 2016 AIC payout was conditioned upon the achievement of the FedEx Express segment operating income threshold objective for Mr. Smith under the fiscal 2016 AIC program.

- Consolidated Operating Income: If the FedEx Express segment operating income threshold objective for Mr. Smith under the fiscal 2016 AIC program was achieved, Mr. Smith's AIC payout opportunity was tied to the achievement of corporate objectives for consolidated operating income (excluding the year-end mark-to-market accounting adjustment for defined benefit pension and other post-retirement plans (the "MTM Adjustment")), subject to the maximum payout opportunity. The consolidated operating income target objective under the fiscal 2016 AIC program was the same as the fiscal 2016 business plan objective for consolidated operating income (excluding, in each case, the MTM Adjustment). Subject to achievement of the FedEx Express segment operating income threshold objective for Mr. Smith and any adjustment by the independent directors as described below, Mr. Smith's minimum fiscal 2016 AIC payout was 50% of his target payout.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the

quality and effectiveness of his leadership, the execution of key strategic initiatives and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;

- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;

- FedEx's market capitalization;

- FedEx's revenue growth and operating income growth (excluding certain unusual items and the MTM Adjustment) relative to competitors;

- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items and the MTM Adjustment), and weighted average cost of capital;

- Analyst coverage and ratings for FedEx's stock;

- FedEx's U.S. and international revenue market share;

- FedEx's reputation rankings by various publications and surveys; and

- Each FedEx business segment's achievement of corporate objectives for financial performance under the AIC program.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. Mr. Bronczek's fiscal 2016 AIC target payout opportunity was based on the achievement of corporate objectives for FedEx Express segment operating income for fiscal 2016. The FedEx Express segment operating income target objective under the fiscal 2016 AIC program was the same as the fiscal 2016 business plan objective for FedEx Express segment operating income. Above-target payouts for Mr. Bronczek were tied to the achievement of corporate objectives for consolidated operating income (excluding the MTM Adjustment), subject to the maximum payout opportunity and any adjustment by Mr. Smith, as described below. Mr. Bronczek's fiscal 2016 AIC payout opportunity was not subject to a floor.

The fiscal 2016 AIC payout opportunity for each of Messrs. Graf, Glenn and Carter was based on the achievement of corporate objectives for consolidated operating income (excluding the MTM Adjustment), subject to a minimum payout of 50% of his target payout (as it may be adjusted by Mr. Smith as described below) and the maximum payout opportunity.

The target AIC payout for each non-CEO named executive officer is set as a percentage of the executive's base salary,

and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the individual and the company against the objectives.

Mr. Smith may adjust each officer's bonus amount based on the achievement of individual performance objectives established at the beginning of the fiscal year. Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;

- Guide and support key strategic initiatives;

- Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

- Recruit and develop executive talent and ensure successors exist for all management positions; and

- Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual performance objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Adjustments to Consolidated Operating Income for Fiscal 2016 AIC Plan Purposes. FedEx's consolidated operating income results for fiscal 2016 were impacted by several charges and other items that did not reflect core business performance. In order to ensure that payouts under the AIC plan accurately reflected the company's core financial performance, the Board of Directors, upon the recommendation of the Compensation Committee, adjusted consolidated operating income to remove the impact of the following items for purposes of the fiscal 2016 AIC plan:

- Expenses in connection with the settlement of and certain expected losses relating to independent contractor litigation matters involving FedEx Ground, net of recognized immaterial insurance recovery;

- Expenses related to the settlement of a U.S. Customs and Border Protection matter involving FedEx Trade Networks, net of recognized immaterial insurance recovery; and

- Expenses associated with the acquisition and integration of TNT Express B.V. ("TNT Express") and TNT Express's fiscal 2016 financial results.

Additionally, in June 2015, the Board approved the exclusion of the MTM Adjustment from the fiscal 2016 AIC program and future AIC programs.

Fiscal 2016 AIC Performance and Payouts. As noted above, both the FedEx Express segment operating income target objective and the consolidated operating income target objective under the fiscal 2016 AIC program were the same as the corresponding fiscal 2016 business plan objectives.

The following table presents the threshold, target and maximum objectives (if applicable) for FedEx Express segment operating income and consolidated operating income under our fiscal 2016 AIC program, and our actual FedEx Express segment operating income and consolidated operating income (as adjusted) for fiscal 2016 (in millions):

Company Performance Measure	Threshold	Target	Maximum	Actual
FedEx Express Segment Operating Income	$2,442 [1]	$2,442 [1]	n/a [1]	$2,519
Adjusted Consolidated Operating Income	n/a [2]	$5,208	$5,649	$5,014 [3]

(1) Under the fiscal 2016 AIC plan, each dollar of operating income that was below the target objective for FedEx Express segment operating income in the fiscal 2016 AIC plan resulted in an equal dollar reduction in the aggregate FedEx Express AIC funding until the AIC funding was exhausted. Accordingly, the threshold and target objectives for FedEx Express segment operating income are the same. There was no maximum objective under the FedEx Express segment operating income metric because once the target objective was met, any remaining payout was tied to the achievement of consolidated operating income objectives.

(2) Under the fiscal 2016 AIC plan, there was no threshold objective for consolidated operating income because the minimum AIC payout was 50% of the target payout for Messrs. Graf, Glenn and Carter and for Mr. Smith (subject to achievement of the FedEx Express segment operating income objective).

(3) As discussed above, the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from consolidated operating income for purposes of the fiscal 2016 AIC plan. See *Appendix B* for a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Based upon achievement of the FedEx Express operating income target objective and below-target adjusted consolidated operating income performance, Mr. Smith's fiscal 2016 performance, and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2016 AIC program were as follows (compared to the target payout opportunities):

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,663,522	1,360,950
A.B. Graf, Jr.	828,756	609,351
D.J. Bronczek	960,936	951,327
T.M. Glenn	765,025	539,297
R.B. Carter	700,394	477,809

The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, exercised their discretion (as described above) to increase the amount of Mr. Smith's fiscal 2016 AIC payout to $1,360,950 from $1,260,950 (the formulaic amount based upon below-target adjusted consolidated operating income performance under the fiscal 2016 AIC program). This decision was based upon their assessment of the outstanding quality and effectiveness of Mr. Smith's leadership during fiscal 2016, the achievement of the FedEx Express profit improvement goals and the successful completion of the TNT Express acquisition.

Fiscal 2017 AIC Plan Design. In order to continue to provide a greater tie between individual business segment performance, and to incentivize management to improve the company's core financial performance and find ways to

improve efficiency, several changes have been made to the fiscal 2017 AIC program.

As in prior years, Mr. Smith's fiscal 2017 AIC payout opportunity will be tied to the achievement of corporate objectives for company financial performance for the fiscal year, subject to adjustment by the independent members of the Board of Directors as described above. Mr. Smith's fiscal 2017 AIC payout will be based on the achievement of corporate objectives for consolidated operating income (excluding fiscal 2017 TNT Express integration expenses and financial results and the MTM Adjustment (the "2017 Adjustments")), subject to the maximum payout opportunity. The consolidated operating income target objective under the fiscal 2017 AIC program is the same as the fiscal 2017 business plan objective for consolidated operating income (excluding, in each case, the 2017 Adjustments). Subject to

any adjustment by the independent directors as described above, Mr. Smith's minimum fiscal 2017 AIC payout will be 50% of his target payout.

Mr. Bronczek's fiscal 2017 AIC target payout opportunity will be based on the achievement of corporate objectives for FedEx Express segment operating income for fiscal 2017. The FedEx Express segment operating income target objective under the fiscal 2017 AIC program is the same as the fiscal 2017 business plan objective for FedEx Express segment operating income. Above-target payouts for Mr. Bronczek will be tied to the achievement of corporate objectives for consolidated operating income (excluding the 2017 Adjustments), subject to the maximum payout opportunity. Mr. Bronczek's minimum fiscal 2017 AIC payout will be 50% of his target payout (as it may be adjusted by Mr. Smith as described below).

The fiscal 2017 AIC payout opportunity for each of Messrs. Graf, Glenn and Carter will be based on the achievement of corporate objectives for consolidated operating income (excluding the 2017 Adjustments), subject to a minimum payout of 50% of his target payout (as it may be adjusted by Mr. Smith as described below) and the maximum payout opportunity.

Mr. Smith may adjust each officer's bonus amount based on the achievement of individual performance objectives established at the beginning of the fiscal year. Mr. Smith will determine the achievement level of each officer's individual objectives at the conclusion of fiscal 2017.

The fiscal 2017 AIC target payouts for the named executive officers, as a percentage of their respective base salary actually paid during fiscal 2017, are as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	140%
A.B. Graf, Jr.	100%
D.J. Bronczek	110%
T.M. Glenn	100%
R.B. Carter	100%

The maximum fiscal 2017 AIC payout opportunity for each named executive officer will be 200% of his target bonus.

Cash Payments Under LTI Program. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:



LTI Payout Opportunity
(as a percentage of target)

Three-Year Average Annual EPS Growth

As illustrated by the above chart, the LTI program provides for:

- No LTI payment unless the three-year average annual EPS growth rate is at least 5%;

- Target payouts if the three-year average annual EPS growth rate is 12.5%;

- Above-target payouts if the growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and

- Below-target payouts if the growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Stock Repurchase Program-Related Adjustments to EPS for LTI Plan Purposes. During fiscal 2014 and the first quarter of fiscal 2015, the company repurchased 42.2 million shares as part of our then-existing stock repurchase program. During fiscal 2016, the company repurchased 18.2 million shares. Because the positive impact on EPS resulting from these stock repurchases did not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of the impact of the stock repurchases (net of interest expense on debt issued to fund a portion of the stock repurchase programs) on fiscal 2014, fiscal 2015 and fiscal 2016 EPS for purposes of the FY2014–FY2016, FY2015–FY2017 and FY2016–FY2018 LTI plans, as applicable.

As a result, (i) adjusted fiscal 2014 EPS of $6.68, rather than fiscal 2014 EPS of $6.75 (as originally reported before the company's adoption of mark-to-market ("MTM") accounting for its defined benefit pension and other postretirement plans), (ii) adjusted fiscal 2015 EPS of $8.24, rather than adjusted fiscal 2015 EPS of $8.87 and (iii) adjusted fiscal 2016 EPS of $9.84 (reflecting the share repurchases made during fiscal 2014, the first quarter of fiscal 2015 and all of fiscal 2016) rather than adjusted fiscal 2016 EPS of $10.80 is being used for purposes of the FY2014–FY2016 plan. Additionally, adjusted fiscal 2016 EPS of $10.60 (reflecting share repurchases made during fiscal 2016), rather than adjusted fiscal 2016 EPS of $10.80, is being used for purposes of the FY2015–FY2017 and FY2016–FY2018 LTI plans. See *Appendix B* for a reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

Mark-to-Market Accounting and Other Adjustments to EPS for LTI Plan Purposes. The Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2015 EPS for purposes of FedEx's FY2014–FY2016 and FY2015–FY2017 LTI plans and for establishing the base-year EPS for the FY2016–FY2018 LTI plan. Similarly, the Board approved certain exclusions from fiscal 2016 EPS for purposes of the FY2014–FY2016, FY2015–FY2017 and

FY2016–FY2018 LTI plans and for purposes of establishing the base-year EPS for the FY2017–FY2019 plan.

For purposes of the applicable plans, fiscal 2015 EPS was adjusted to exclude: (i) the net impact of the company's adoption of MTM accounting for its defined benefit pension and other postretirement plans, including the impact of lowering the expected return on plan assets assumption from 7.75% to 6.5% in the presentation of segment results for all prior periods; (ii) aircraft impairment and related charges recorded in the fourth quarter; and (iii) a charge in the fourth quarter to increase the legal reserve associated with the settlement of a legal matter at FedEx Ground to the amount of the settlement.

In addition to the MTM Adjustment that was previously approved by the Board, fiscal 2016 EPS was adjusted for purposes of the applicable plans to exclude: (i) expenses in connection with the settlement of and certain expected losses relating to independent contractor litigation matters involving FedEx Ground, net of recognized immaterial insurance recovery; (ii) expenses related to the settlement of a U.S. Customs and Border Protection matter involving FedEx Trade Networks, net of recognized immaterial insurance recovery; (iii) expenses associated with the acquisition, financing and integration of TNT Express, net of any tax impact, and TNT Express's fiscal 2016 financial results; and (iv) the favorable income tax benefit from an internal corporate restructuring to facilitate the integration of FedEx Express and TNT Express.

As a result, adjusted fiscal 2015 EPS of $8.87, rather than reported fiscal 2015 EPS of $3.65, is being used for purposes of the FY2014–FY2016 and FY2015–FY2017 LTI plans (as described above, for the FY2014–FY2016 LTI plan, $8.87 is further adjusted to $8.24 to account for the effect of stock repurchases). In addition, $8.87 is the base-year EPS for the FY2016–FY2018 LTI plan. Adjusted fiscal 2016 EPS of $10.80, rather than reported fiscal 2016 EPS of $6.51, is being used for purposes of the FY2014–FY2016, FY2015–FY2017 and FY2016–FY2018 LTI plans (as described above, for the FY2014–FY2016 LTI plan, $10.80 is further adjusted to $9.84 to account for the effect of stock repurchases, and for the FY2015–FY2017 and FY2016–FY2018 plans, $10.80 is further adjusted to $10.60 to account for the effect of stock repurchases). Finally, adjusted fiscal 2016 EPS of $10.80 will be the base-year EPS for the FY2017–FY2019 LTI plan. The Board of Directors, upon the recommendation of the Compensation Committee, determined that, by excluding these items, payouts, if any, under these plans will more accurately reflect FedEx's core financial performance in fiscal 2015 and fiscal 2016. See *Appendix B* for a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Because the MTM Adjustment is not reflective of core business performance, the Board of Directors, upon the

recommendation of the Compensation Committee, previously determined that the MTM Adjustment will be excluded from fiscal 2016 and fiscal 2017 EPS for purposes of the FY2014–FY2016 and FY2015–FY2017 LTI plans and from EPS calculations under all future LTI plans, beginning with the FY2016–FY2018 LTI plan.

Fiscal 2016 LTI Performance and Payouts. For the FY2014–FY2016 LTI plan, we used fiscal 2013 EPS as originally reported before the company's adoption of MTM

accounting for its defined benefit pension and other postretirement plans ($4.91) as the base-year number. The following table presents the aggregate EPS threshold (minimum), target and maximum under our FY2014–FY2016 LTI plan, which was established by the Board of Directors in 2013, and our adjusted aggregate EPS under the plan for the three-year period ended May 31, 2016:

Performance Measure	Threshold	Target	Maximum	Actual
FY2014–FY2016 Aggregate Adjusted EPS	$16.25	$18.72	$19.61	$24.76 *

* The actual aggregate adjusted EPS consists of $6.68 for fiscal 2014 (which excludes the $0.07 impact of stock repurchases as discussed above), $8.24 for fiscal 2015 (which excludes the $0.63 impact of stock repurchases as discussed above) and $9.84 for fiscal 2016 (which excludes the $0.96 impact of stock repurchases as discussed above). See *Appendix B* for a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Based upon this above-target performance, we made the following LTI payouts to the named executive officers, under the FY2014–FY2016 LTI plan — as illustrated by the following table (compared to the threshold, target and maximum payout opportunities):

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	1,000,000	4,000,000	6,000,000	6,000,000
A.B. Graf, Jr.	300,000	1,200,000	1,800,000	1,800,000
D.J. Bronczek	375,000	1,500,000	2,250,000	2,250,000
T.M. Glenn	300,000	1,200,000	1,800,000	1,800,000
R.B. Carter	300,000	1,200,000	1,800,000	1,800,000

LTI Payout Opportunities. The Board of Directors has established LTI plans for the three-fiscal-year periods 2015 through 2017, 2016 through 2018 and 2017 through 2019, providing cash payment opportunities upon the conclusion of fiscal 2017, 2018 and 2019, respectively, if certain EPS goals are achieved with respect to those periods.

Typically, the base-year number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year EPS of the preceding fiscal year. For the FY2015–FY2017 LTI plan, however, the base-year year number is $7.12, not fiscal 2014 EPS of $6.75 as originally reported before the company's adoption of MTM accounting. The Board of Directors, upon the recommendation of the Compensation Committee, approved this increase in the base-year EPS in order to exclude the impact of the company's stock repurchase

program on a prospective basis. The base-year EPS over which the three-year average annual EPS growth rate goals will be measured for the FY2016–FY2018 LTI plan is $8.87 (as discussed above). The base-year EPS over which the three-year average annual EPS growth rate goals will be measured for the FY2017–FY2019 LTI plan is $10.80 (as discussed above).

As described above, adjusted fiscal 2015 EPS of $8.87 is being used for purpose of the FY2015–FY2017 LTI Plan and adjusted fiscal 2016 EPS of $10.60 (which excludes the $0.20 impact of fiscal 2016 stock repurchases) is being used for purposes of the FY2015–FY2017 and FY2016–FY2018 LTI plans. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2015–FY2017 and FY2016–FY2018 LTI plans and our progress toward these goals as of May 31, 2016:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate Adjusted EPS as of May 31, 2016 *
FY2015–FY2017	$23.57	$27.16	$28.44	$19.47 (with one year remaining)
FY2016–FY2018	$29.36	$33.84	$35.42	$10.60 (with two years remaining)

* See *Appendix B* for a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

The following table sets forth the potential threshold, target and maximum payouts for the named executive officers under the FY2015–FY2017, FY2016–FY2018 and FY2017–FY2019 LTI plans.

| Name | Performance Period | Potential Future Payouts | | |
		Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2015–FY2017	1,000,000	4,000,000	6,000,000
	FY2016–FY2018	1,000,000	4,000,000	6,000,000
	FY2017–FY2019	1,150,000	4,600,000	6,900,000
A.B. Graf, Jr.	FY2015–FY2017	300,000	1,200,000	1,800,000
	FY2016–FY2018	300,000	1,200,000	1,800,000
	FY2017–FY2019	343,750	1,375,000	2,062,500
D.J. Bronczek	FY2015–FY2017	375,000	1,500,000	2,250,000
	FY2016–FY2018	375,000	1,500,000	2,250,000
	FY2017–FY2019	437,500	1,750,000	2,625,000
T.M. Glenn	FY2015–FY2017	300,000	1,200,000	1,800,000
	FY2016–FY2018	300,000	1,200,000	1,800,000
	FY2017–FY2019	343,750	1,375,000	2,062,500
R.B. Carter	FY2015–FY2017	300,000	1,200,000	1,800,000
	FY2016–FY2018	300,000	1,200,000	1,800,000
	FY2017–FY2019	343,750	1,375,000	2,062,500

Long-Term Equity Incentives — Stock Options and Restricted Stock. Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount. Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax payments for restricted stock awards) in our calculation of target TDC (using the same valuation methodology used in the market survey data), and in evaluating the fiscal 2016 target TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

- The total number of shares then available to be granted; and

- Potential shareowner dilution. As of August 1, 2016, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the

officer's election, if such effective date is after the approval date.

Pricing. The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting. Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options are forfeited upon termination of the officer's

employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement.

Tax Payments for Restricted Stock Awards. As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners. The total target value of the award is the same as it would be if there were no tax payments.

Voting and Dividend Rights on Restricted Stock. Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2016 Awards. On June 8, 2015, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	132,520	0
A.B. Graf, Jr.	16,010	3,450
D.J. Bronczek	21,230	4,445
T.M. Glenn	16,010	3,450
R.B. Carter	16,010	3,450

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The target value of stock options and restricted stock awarded in fiscal 2016 to each named executive officer remained substantially the same compared to the fiscal 2015 target value (although the valuation methodology of stock options for accounting purposes and reporting in the Summary Compensation Table may yield a higher value).

Perquisites, Tax Payments and Other Annual Compensation. FedEx's named executive officers receive certain other annual compensation, including:

• certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, umbrella insurance, physical examinations, travel privileges on certain airline partners, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

• group term life insurance and 401(k) company-matching contributions; and

• tax payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. Our tax payments relating to restricted stock awards are a component of the total target value of the restricted stock grant. As a result, the total target value of the award is the same as it would be if there were no tax payments and there is no dilutive effect on our shareowners' equity interest in FedEx. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves

FedEx's policies and procedures regarding perquisites and other personal benefits and tax payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

- FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman of the Board, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, FedEx provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan, a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan, and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under United States tax laws;

- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;

- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and

- Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.

- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.

- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest-paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2016, we incurred approximately $7.2 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to Mr. Smith and the three other highest-paid executive officers (other than Mr. Graf).

Summary Compensation Table

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2016, and for each of the previous two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [3]	All Other Compensation ($) [4]	Total ($)
Frederick W. Smith	2016	1,279,632	0	0	7,572,908	7,360,950	—	543,543	16,757,033
Chairman, President and Chief Executive Officer	2015	1,266,960	0	0	8,243,126	981,723	2,942,549	372,817	13,807,175
(Principal Executive Officer)	2014	1,266,960	0	0	6,710,435	5,754,713	—	419,869	14,151,977
Alan B. Graf, Jr.	2016	920,840	0	623,829	914,898	2,409,351	—	600,087	5,469,005
Executive Vice President and Chief Financial Officer	2015	902,784	0	572,027	995,987	505,581	2,202,335	613,814	5,792,528
(Principal Financial Officer)	2014	902,784	0	554,068	810,732	1,804,395	265,189	514,486	4,851,654
David J. Bronczek	2016	960,936	0	803,745	1,213,197	3,201,327	—	722,645	6,901,850
President and Chief Executive Officer — FedEx Express	2015	942,096	0	737,104	1,320,316	598,561	2,992,979	654,050	7,245,106
	2014	942,096	0	713,895	1,074,829	2,227,188	969,457	581,432	6,508,897
T. Michael Glenn	2016	850,028	0	623,829	914,898	2,339,297	186,648	640,209	5,554,909
Executive Vice President, Market Development and	2015	833,364	0	572,027	995,987	442,141	3,038,492	562,120	6,444,131
Corporate Communications	2014	833,364	0	554,068	810,732	1,770,066	738,829	532,819	5,239,878
Robert B. Carter	2016	778,216	0	623,829	914,898	2,277,809	562,045	588,897	5,745,694
Executive Vice President, FedEx Information Services	2015	762,960	0	572,027	995,987	395,793	730,363	522,364	3,979,494
and Chief Information Officer	2014	762,960	0	554,068	810,732	1,770,479	477,874	558,190	4,934,303

(1) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2016, included in our Annual Report on Form 10-K for fiscal 2016. See the "Grants of Plan-Based Awards During Fiscal 2016" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2016.

(2) Reflects cash payouts, if any, under FedEx's fiscal 2016, 2015 and 2014 annual incentive compensation plans and FY14–FY16, FY13–FY15, and FY12–FY14 long-term incentive plans, as follows (for further discussion of the fiscal 2016 annual incentive compensation plan and the FY14–FY16 long-term incentive plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Cash Payments Under Annual Incentive Compensation Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2016	1,360,950	6,000,000	7,360,950
	2015	981,723	0	981,723
	2014	362,713	5,392,000	5,754,713
A.B. Graf, Jr.	2016	609,351	1,800,000	2,409,351
	2015	505,581	0	505,581
	2014	186,795	1,617,600	1,804,395
D.J. Bronczek	2016	951,327	2,250,000	3,201,327
	2015	598,561	0	598,561
	2014	205,188	2,022,000	2,227,188
T.M. Glenn	2016	539,297	1,800,000	2,339,297
	2015	442,141	0	442,141
	2014	152,466	1,617,600	1,770,066
R.B. Carter	2016	477,809	1,800,000	2,277,809
	2015	395,793	0	395,793
	2014	152,879	1,617,600	1,770,479

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2016 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2015 and 2016 — $784,178; and (b) between fiscal 2013 and 2014 — $343,627. The present value of the benefits under the Pension Plan and Parity Plan for Messrs. Graf and Bronczek decreased between fiscal 2015 and 2016, $97,207 and $167,856, respectively. The present value of the pension benefits for each named executive officer increased significantly in 2015 primarily due to a change in the assumed lump sum interest rate and the mortality tables used for nonqualified pension benefits for financial reporting purposes. The amounts in the table and this footnote were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2016. See "— Fiscal 2016 Pension Benefits" below.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

- group term life insurance premiums paid by FedEx;

- company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan (the "401(k) Plan"); and

- tax payments relating to restricted stock awards and certain business-related use of corporate aircraft. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Compensation Objectives and Design-Related Features — Restricted Stock Program" above.

EXECUTIVE COMPENSATION

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($) *	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($) *	Total ($)
F.W. Smith	2016	531,742	3,060	8,741	0	543,543
	2015	362,268	2,017	8,532	0	372,817
	2014	410,075	1,836	7,958	0	419,869
A.B. Graf, Jr.	2016	114,058	3,060	9,473	473,496	600,087
	2015	167,477	3,060	9,100	434,177	613,814
	2014	81,955	3,060	8,925	420,546	514,486
D.J. Bronczek	2016	100,321	3,060	9,210	610,054	722,645
	2015	82,167	3,060	9,350	559,473	654,050
	2014	27,590	3,060	8,925	541,857	581,432
T.M. Glenn	2016	154,373	3,060	9,280	473,496	640,209
	2015	115,533	3,060	9,350	434,177	562,120
	2014	87,763	3,060	8,925	433,071	532,819
R.B. Carter	2016	100,792	3,060	9,307	475,738	588,897
	2015	72,547	3,060	9,251	437,506	522,364
	2014	112,249	3,060	8,925	433,956	558,190

* See the following two tables for additional details regarding the amounts included in each item.

During fiscal 2016, 2015 and 2014, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- **Personal use of corporate aircraft:** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or organization for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

  - In addition, when an aircraft is already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

  - For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- **Security services and equipment:** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (e.g., out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and

equipment. For Mr. Smith, these amounts totaled $34,938, $38,484 and $53,077 for fiscal 2016, 2015 and 2014, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $262,731, $232,198 and $267,351 for fiscal 2016, 2015 and 2014, respectively. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Perquisites, Tax Payments and Other Annual Compensation" above.

- **Tax return preparation services:** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

- **Financial counseling services:** FedEx reimburses officers for certain financial counseling services, subject to various caps.

- **Umbrella insurance premiums:** FedEx pays umbrella insurance premiums on behalf of officers.

- **Physical examinations:** FedEx pays for officers to have comprehensive annual physical examinations.

- **Travel Privileges:** FedEx provides certain executive officers and their spouses with travel privileges on certain airline partners. There is a small per-trip ticketing fee incurred by FedEx in connection with these privileges.

- **Supplemental Disability Benefits:** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (i.e., no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($) [a]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Umbrella Insurance Premiums ($)	Other ($) [b]	Total ($)
F.W. Smith	2016	135,226	297,669	46,240	50,000	2,607	0	531,742
	2015	0	270,682	38,979	50,000	2,607	0	362,268
	2014	0	320,428	37,353	50,000	2,294	0	410,075
A.B. Graf, Jr.	2016	76,748	11,242	9,212	14,249	2,607	0	114,058
	2015	71,990	71,055	10,514	11,311	2,607	0	167,477
	2014	59,530	12,640	0	7,491	2,294	0	81,955
D.J. Bronczek	2016	71,754	25,696	0	0	2,607	264	100,321
	2015	23,255	9,814	14,200	32,051	2,607	240	82,167
	2014	0	4,415	0	20,449	2,294	432	27,590
T.M. Glenn	2016	2,213	124,207	21,580	2,782	2,607	984	154,373
	2015	0	92,195	16,354	3,484	2,607	893	115,533
	2014	16,177	40,544	16,800	6,900	2,294	5,048	87,763
R.B. Carter	2016	25,836	57,442	2,850	12,033	2,607	24	100,792
	2015	0	38,836	2,850	28,182	2,607	72	72,547
	2014	5,249	85,411	0	19,175	2,294	120	112,249

(a) The amounts shown include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: fiscal 2016: Mr. Graf — $54,835. The entire amounts shown for Mr. Graf for fiscal 2015 and 2014, Mr. Glenn for fiscal 2014 and Mr. Carter for fiscal 2016 and 2014, represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors.

(b) For fiscal 2016, 2015 and 2014, includes physical examinations and/or ticketing fees for airline travel privileges.

EXECUTIVE COMPENSATION

The following table shows the tax payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate Aircraft ($)	Total ($)
F.W. Smith	2016	0	0	0
	2015	0	0	0
	2014	0	0	0
A.B. Graf, Jr.	2016	473,496	0	473,496
	2015	434,177	0	434,177
	2014	420,546	0	420,546
D.J. Bronczek	2016	610,054	0	610,054
	2015	559,473	0	559,473
	2014	541,857	0	541,857
T.M. Glenn	2016	473,496	0	473,496
	2015	434,177	0	434,177
	2014	420,546	12,525	433,071
R.B. Carter	2016	473,496	2,242	475,738
	2015	434,177	3,329	437,506
	2014	420,546	13,410	433,956

Grants of Plan-Based Awards During Fiscal 2016

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2016:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All-Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) [1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [2]
				Threshold ($)	Target ($)	Maximum ($)					
F.W. Smith	Stock Option [3]	06/08/2015	06/07/2015					132,520	180.82	179.89	7,572,908
	FY16 AIC [4]			0	1,663,522	3,327,044					
	FY16–FY18 LTI [5]			1,000,000	4,000,000	6,000,000					
A.B. Graf, Jr.	Restricted Stock [6]	06/08/2015	06/07/2015				3,450				623,829
	Stock Option [3]	06/08/2015	06/07/2015					16,010	180.82	179.89	914,898
	FY16 AIC [4]			414,378	828,756	1,657,512					
	FY16–FY18 LTI [5]			300,000	1,200,000	1,800,000					
D.J. Bronczek	Restricted Stock [6]	06/08/2015	06/07/2015				4,445				803,745
	Stock Option [3]	06/08/2015	06/07/2015					21,230	180.82	179.89	1,213,197
	FY16 AIC [4]			0	960,936	1,921,872					
	FY16–FY18 LTI [5]			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock [6]	06/08/2015	06/07/2015				3,450				623,829
	Stock Option [3]	06/08/2015	06/07/2015					16,010	180.82	179.89	914,898
	FY16 AIC [4]			382,513	765,025	1,530,050					
	FY16–FY18 LTI [5]			300,000	1,200,000	1,800,000					
R.B. Carter	Restricted Stock [6]	06/08/2015	06/07/2015				3,450				623,829
	Stock Option [3]	06/08/2015	06/07/2015					16,010	180.82	179.89	914,898
	FY16 AIC [4]			350,197	700,394	1,400,788					
	FY16–FY18 LTI [5]			300,000	1,200,000	1,800,000					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the grant date.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 1 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In June 2015, the Board of Directors, upon the recommendation of the Compensation Committee, established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2016. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2016. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Cash Payments Under Annual Incentive Compensation Program" above for further discussion of this plan, including actual payment amounts.

(5) The Board of Directors, upon the recommendation of the Compensation Committee, established this long-term performance cash compensation plan in June 2015. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2018 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2016 through 2018. No amounts can be earned under the plan until 2018 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2016 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2016

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2016:

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)	**Number of Securities Underlying Unexercised Options (#)**	**Option Exercise Price**	**Option Expiration**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested**
Name	**Exercisable**	**Unexercisable [a]**	**($)**	**Date**	**(#) [a]**	**($) [b]**
F.W. Smith	175,000	—	114.7400	07/09/2017		
	204,150	—	90.8100	06/02/2018		
	271,750	—	56.3100	06/08/2019		
	195,500	—	78.1900	06/07/2020		
	176,100	—	89.1050	06/06/2021		
	149,006	49,669 [1]	85.2550	06/04/2022		
	101,890	101,890 [2]	96.8650	06/03/2023		
	39,871	119,614 [3]	143.5450	06/09/2024		
	—	132,520 [4]	180.8200	06/08/2025		
A.B. Graf, Jr.	20,655	—	114.7400	07/09/2017		
	5,000	—	84.6550	01/14/2018		
	24,100	—	90.8100	06/02/2018		
	34,580	—	56.3100	06/08/2019		
	23,100	—	78.1900	06/07/2020		
	21,480	—	89.1050	06/06/2021		
	18,176	6,059 [5]	85.2550	06/04/2022		
	12,310	12,310 [6]	96.8650	06/03/2023		
	4,817	14,453 [7]	143.5450	06/09/2024		
	—	16,010 [8]	180.8200	06/08/2025		
					11,121 [9]	1,834,631
D.J. Bronczek	26,669	—	114.7400	07/09/2017		
	32,130	—	90.8100	06/02/2018		
	46,555	—	56.3100	06/08/2019		
	30,775	—	78.1900	06/07/2020		
	28,450	—	89.1050	06/06/2021		
	24,075	8,025 [10]	85.2550	06/04/2022		
	16,320	16,320 [11]	96.8650	06/03/2023		
	6,386	19,159 [12]	143.5450	06/09/2024		
	—	21,230 [13]	180.8200	06/08/2025		
					14,327 [14]	2,363,525
T.M. Glenn	20,655	—	114.7400	07/09/2017		
	5,000	—	103.3500	09/24/2017		
	24,100	—	90.8100	06/02/2018		
	34,580	—	56.3100	06/08/2019		
	23,100	—	78.1900	06/07/2020		
	21,480	—	89.1050	06/06/2021		
	18,176	6,059 [15]	85.2550	06/04/2022		
	12,310	12,310 [16]	96.8650	06/03/2023		
	4,817	14,453 [17]	143.5450	06/09/2024		
	—	16,010 [18]	180.8200	06/08/2025		
					11,121 [19]	1,834,631
R.B. Carter	20,655	—	114.7400	07/09/2017		
	5,000	—	103.3500	09/24/2017		
	24,100	—	90.8100	06/02/2018		
	34,580	—	56.3100	06/08/2019		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [a]	Market Value of Shares or Units of Stock That Have Not Vested ($) [b]
R.B. Carter	23,100	—	78.1900	06/07/2020		
	21,480	—	89.1050	06/06/2021		
	18,176	6,059 [20]	85.2550	06/04/2022		
	12,310	12,310 [21]	96.8650	06/03/2023		
	4,817	14,453 [22]	143.5450	06/09/2024		
	—	16,010 [23]	180.8200	06/08/2025		
					11,121 [24]	1,834,631

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		Date	Number			Date	Number
F.W. Smith	[1]	06/04/2016	49,669	A.B. Graf, Jr.	[5]	06/04/2016	6,059
	[2]	06/03/2016	50,945		[6]	06/03/2016	6,155
		06/03/2017	50,945			06/03/2017	6,155
	[3]	06/09/2016	39,871		[7]	06/09/2016	4,818
		06/09/2017	39,871			06/09/2017	4,817
		06/09/2018	39,872			06/09/2018	4,818
	[4]	06/08/2016	33,130		[8]	06/08/2016	4,002
		06/08/2017	33,130			06/08/2017	4,003
		06/08/2018	33,130			06/08/2018	4,002
		06/08/2019	33,130			06/08/2019	4,003
					[9]	06/03/2016	1,430
						06/04/2016	1,822
						06/08/2016	862
						06/09/2016	996
						06/03/2017	1,430
						06/08/2017	863
						06/09/2017	996
						06/08/2018	862
						06/09/2018	997
						06/08/2019	863
D.J. Bronczek	[10]	06/04/2016	8,025	T.M. Glenn	[15]	06/04/2016	6,059
	[11]	06/03/2016	8,160		[16]	06/03/2016	6,155
		06/03/2017	8,160			06/03/2017	6,155
	[12]	06/09/2016	6,386		[17]	06/09/2016	4,818
		06/09/2017	6,386			06/09/2017	4,817
		06/09/2018	6,387			06/09/2018	4,818
	[13]	06/08/2016	5,307		[18]	06/08/2016	4,002
		06/08/2017	5,308			06/08/2017	4,003
		06/08/2018	5,307			06/08/2018	4,002
		06/08/2019	5,308			06/08/2019	4,003
	[14]	06/03/2016	1,842		[19]	06/03/2016	1,430
		06/04/2016	2,345			06/04/2016	1,822
		06/08/2016	1,111			06/08/2016	862
		06/09/2016	1,284			06/09/2016	996
		06/03/2017	1,843			06/03/2017	1,430
		06/08/2017	1,111			06/08/2017	863
		06/09/2017	1,284			06/09/2017	996
		06/08/2018	1,111			06/08/2018	862
		06/09/2018	1,284			06/09/2018	997
		06/08/2019	1,112			06/08/2019	863

		Date	Number
R.B. Carter	[20]	06/04/2016	6,059
	[21]	06/03/2016	6,155
		06/03/2017	6,155
	[22]	06/09/2016	4,818
		06/09/2017	4,817
		06/09/2018	4,818
	[23]	06/08/2016	4,002
		06/08/2017	4,003
		06/08/2018	4,002
		06/08/2019	4,003
	[24]	06/03/2016	1,430
		06/04/2016	1,822
		06/08/2016	862
		06/09/2016	996
		06/03/2017	1,430
		06/08/2017	863
		06/09/2017	996
		06/08/2018	862
		06/09/2018	997
		06/08/2019	863

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2016 (which was $164.97) by the number of shares.

Option Exercises and Stock Vested During Fiscal 2016

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2016:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
F.W. Smith	200,000	11,215,686	0	0
A.B. Graf, Jr.	33,155	1,244,377	5,997	1,077,203
D.J. Bronczek	28,411	1,120,433	7,724	1,387,410
T.M. Glenn	20,655	1,043,284	5,997	1,077,203
R.B. Carter	20,655	1,044,283	5,997	1,077,203

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2016 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits at May 31, 2016, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]	Payments During Fiscal 2016 ($)
F.W. Smith	FedEx Corporation Employees' Pension Plan	44	1,221,682	360,707 [2]
	FedEx Corporation Retirement Parity Pension Plan	44	25,931,888	0
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	36	1,744,517	0
	FedEx Corporation Retirement Parity Pension Plan	36	13,887,288	0
D.J. Bronczek	FedEx Corporation Employees' Pension Plan	40	1,901,195	0
	FedEx Corporation Retirement Parity Pension Plan	40	17,944,361	0
T.M. Glenn	FedEx Corporation Employees' Pension Plan	35	1,816,484	0
	FedEx Corporation Retirement Parity Pension Plan	35	13,325,713	0
R.B. Carter	FedEx Corporation Employees' Pension Plan	23	1,092,535	0
	FedEx Corporation Retirement Parity Pension Plan	23	6,159,855	0

(1) These amounts were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2016. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the traditional pension benefit formula under the Pension Plan). The benefits using the Portable Pension Account formula under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2016, if the officer is past normal retirement age, converted based on an interest rate of 4.134% and the RP2014 mortality table with the MP2014 generational mortality improvement scale (as adjusted for purposes of the Pension Plan and Parity Plan (as defined below)) discounted to May 31, 2016, using an interest rate of 4.134%. The present value of the Parity Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement age, or June 1, 2016, if the officer is past normal retirement age, converted based on an interest rate of 3% for lump sums paid through May 31, 2017, 4% for lump sums paid between June 1, 2017 and May 31, 2018, and 4.5% for lump sums paid on and after June 1, 2018, and the 1994 Group Annuity Reserving Table and discounted to May 31, 2016, using an interest rate of 4.134%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance at May 31, 2016, projected to the normal retirement date, if applicable, based on an interest rate of 4% (compounded quarterly) and discounted to May 31, 2016, using an interest rate of 4.134%.

(2) In accordance with the terms of the Pension Plan, Mr. Smith was required to commence receiving his Pension Plan benefits during fiscal 2016.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For fiscal 2016, the maximum compensation limit under a tax-qualified pension plan was $265,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003, had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003, accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits

under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in the 401(k) Plan. The annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, Parity Plan participants, including the named executive officers, receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans.

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. However, for benefits accrued after January 31, 2016, the normal retirement age is age 62. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55 – 64	6%
65 – 74	7%
75 or over	8%

On May 31, 2015, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 113; Mr. Graf — 96; Mr. Bronczek — 99; Mr. Glenn — 93; and Mr. Carter — 77. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation. Messrs. Smith, Graf and Bronczek elected the Portable Pension Account feature on June 1, 2003. Messrs. Glenn and Carter began accruing benefits under the Portable Pension Account on June 1, 2008.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit *
Less than 55	2%
55 – 64	3%
65 – 74	4%
75 or over	5%

*   For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of

May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan).

Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting factor, which is equal to the greater of (a) 1/4 of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (1/4 of 4%). Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting factor for the plan year ended May 31, 2015, was 1%. The quarterly interest-crediting factor for the plan year ended May 31, 2016, was 1%.

Lump Sum Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

All Parity Plan benefits are paid as a single lump sum distribution as follows:

• For the portion of the benefit accrued under the Portable Pension Account formula, the lump sum benefit will be

paid six months following the date of the participant's termination of employment; and

• For the portion of the benefit accrued under the traditional pension benefit formula, the lump sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any

reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death or permanent disability, or in connection with a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

• if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee lapse on the date of retirement;

• if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted shares held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and

• all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2016 Pension Benefits" above.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

• all restrictions applicable to the restricted shares held by the employee immediately lapse; and

• all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2016):

Benefits Triggered by Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($) [1]	Value of Unvested Stock Options ($) [2]	Total ($)
F.W. Smith	0	13,461,313	13,461,313
A.B. Graf, Jr.	1,834,631	1,631,021	3,465,652
D.J. Bronczek	2,363,525	2,161,668	4,525,193
T.M. Glenn	1,834,631	1,631,021	3,465,652
R.B. Carter	1,834,631	1,631,021	3,465,652

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2016 (which was $164.97) by the number of unvested shares of restricted stock held by the officer as of May 31, 2016.

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2016 (which was $164.97) and the exercise price of each unvested option (if the exercise price of the option was less than such market price) held by the officer as of May 31, 2016.

In addition, FedEx provides each named executive officer with:

• $1,500,000 of group term life insurance coverage;

• $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

• A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans. Our stock option plans provide that, in the event of a change of control (as defined in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. Except with respect to stock options granted under FedEx's 2010 Omnibus Stock Incentive Plan, this right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

Under FedEx's 2010 Omnibus Stock Incentive Plan, our Compensation Committee may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2016, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 31, 2016, which was $164.97):

Benefits Triggered by Change of Control [1]

Name	Value of Unvested Restricted Shares ($) [2]	Value of Unvested Stock Options ($) [3]	Total ($)
F.W. Smith	0	13,461,313	13,461,313
A.B. Graf, Jr.	1,834,631	1,631,021	3,465,652
D.J. Bronczek	2,363,525	2,161,668	4,525,193
T.M. Glenn	1,834,631	1,631,021	3,465,652
R.B. Carter	1,834,631	1,631,021	3,465,652

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2016 (which was $164.97) by the number of unvested shares of restricted stock held by the officer as of May 31, 2016.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2016 (which was $164.97) and the exercise price of each unvested option (if the exercise price of the option was less than such market price) held by the officer as of May 31, 2016.

Management Retention Agreements. FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term. Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period. Upon a change of control, the MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation. During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination. A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any

MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2016, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 31, 2016, which was $164.97):

Payments and Benefits Triggered by Qualifying Termination after Change of Control

Name	Lump Sum Cash Payment — 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	5,898,980	54,494	5,953,474
A.B. Graf, Jr.	3,517,248	37,585	3,554,833
D.J. Bronczek	3,862,584	36,867	3,899,451
T.M. Glenn	3,246,770	34,970	3,281,740
R.B. Carter	2,972,476	30,251	3,002,727

PROPOSAL 2 — ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 20:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2016, 90% of the Chairman, President and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57% – 58% of their fiscal 2016 target total direct compensation consisted of variable, at-risk components.

- Annual bonus payments for fiscal 2016 were tied to meeting aggressive business plan goals for FedEx Express segment operating income and consolidated operating income. Mr. Bronczek's fiscal 2016 annual bonus payout was based on the achievement of corporate objectives for FedEx Express segment operating income for fiscal 2016. The target objective for FedEx Express segment operating income for fiscal 2016 was exceeded, and Mr. Bronczek's annual bonus payout was slightly below his target payout after adjustment by Mr. Smith. Because the target objective for consolidated operating income for fiscal 2016 was not achieved, the other named executive officers received below-target annual bonus payouts.

- Long-term incentive payouts are tied to meeting aggregate earnings-per-share goals over a three-fiscal-year period. Based upon above-target adjusted earnings-per-share performance over the last three fiscal years, there were maximum long-term incentive payouts for fiscal 2016.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

- Our stock ownership goal effectively promotes meaningful and significant stock ownership by our named executive officers and further aligns their interests with those of our stockholders. As of August 1, 2016, each named executive officer exceeded the stock ownership goal.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 40 through 54, which provides detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of

Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1997, 1999 and 2002 Stock Incentive Plans, as amended, FedEx's Incentive Stock Plan, as amended, and FedEx's 2010 Omnibus Stock Incentive Plan, as amended. Although options are still outstanding under the 1997, 1999 and 2002 plans and the Incentive Stock Plan, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2016, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	14,441,431 [1]	$111.99	10,948,196 [2]
Equity compensation plans not approved by stockholders	1,347 [3]	N/A	—
Total	14,442,778	$111.99	10,948,196

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: 1,680 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.

(2) Shares available for equity grants under FedEx's 2010 Omnibus Stock Incentive Plan, as amended (no more than 2,143,488 of the shares available under the 2010 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the Investor Relations page of the FedEx website at *http://investors.fedex.com* in the Governance & Citizenship section under "Committee Charters."

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2016, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;

- the reasonableness of significant accounting judgments and critical accounting policies and estimates;

- the clarity of disclosures in the financial statements; and

- the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2016.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2016, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit

Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Auditing Standard No. 16, *Communications with Audit Committees*. The Audit Committee also reviewed and discussed with the independent registered public accounting firm its audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's senior internal audit executive and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the senior internal audit executive and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 18, 2016, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2016, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2016, for filing with the Securities and Exchange Commission.

Audit Committee Members

John A. Edwardson — *Chairman*
Kimberly A. Jabal
Gary W. Loveman
R. Brad Martin
Joshua Cooper Ramo

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2016 and 2015, which were preapproved by FedEx's Audit Committee in accordance with the Policy on Engagement of Independent Auditor (discussed on the following page):

	2016	2015
Audit fees	$20,343,000	$15,939,000
Audit-related fees	643,000	737,000
Tax fees	322,000	391,000
All other fees	1,888,000	89,000
Total	$23,196,000	$17,156,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements, audit services provided in connection with other statutory or regulatory filings, and consents and comfort letters in connection with registered securities offerings and registration statements.

- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2016 and fiscal 2015 were for benefit plan audits and international accounting and reporting compliance.

- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $115,000 and $209,000 in fiscal 2016 and 2015, respectively.

- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2016 were for online technical resources, acquisition integration planning advisory services, and due diligence services in connection with the acquisition of TNT Express. The fees for fiscal 2015 were for online technical resources and advisory services related to information technology risk management.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2016, and FedEx's internal control over financial reporting as of May 31, 2016. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2017.

Ernst & Young has been FedEx's external auditor continuously since 2002. The members of the Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young to serve as FedEx's independent registered public accounting firm is in the best interests of the company and our stockholders.

The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm, including the audit fee negotiations associated with the retention of the firm. Additionally, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of any new lead engagement partner. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $25,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, the policy provides that FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available in the Governance & Citizenship section under "Policies and Guidelines" of the Investor Relations page of our website at *http://investors.fedex.com*.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2017. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 — STOCKHOLDER PROPOSAL: LOBBYING ACTIVITY AND EXPENDITURE REPORT

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Clean Yield Asset Management, P.O. Box 874, 16 Beaver Meadow Road, Norwich, Vermont 05055, on behalf of its client, Rachel Hexter-Fried, the beneficial owner of 300 shares of FedEx common stock, and the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intend to present the following proposal for consideration at the annual meeting:

"**Whereas,** we believe full disclosure of FedEx's direct and indirect lobbying activities and expenditures is required to assess whether FedEx's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the stockholders of FedEx request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by FedEx used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. FedEx's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which FedEx is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on FedEx's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in FedEx's use of corporate funds to influence legislation and regulation. FedEx spent $25.8 million in 2014 and 2015 on direct federal lobbying activities (opensecrets.org). These figures do not include state lobbying expenditures, where FedEx also lobbies but disclosure is uneven or absent. For example, FedEx spent over $512,000 lobbying in California for 2014 and 2015 (http://cal-access.ss.ca.gov/). FedEx's lobbying on truck safety rules has drawn media attention ("Big Trucks, Big Bucks," *FairWarning*, Oct. 28, 2015).

FedEx sits on the board of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998. FedEx does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to FedEx's long-term interests.

And FedEx does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as FedEx's service on the Commerce, Insurance and Economic Development Task Force of the American Legislative Exchange Council (ALEC). More than 100 companies, including 3M, John Deere, Emerson Electric, McDonald's and Pepsi, have publicly left ALEC.

We urge support for this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our policy regarding political contributions (which is available in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*), we actively participate in the political process with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. Our independent Nominating & Governance Committee assists the Board of Directors in oversight of FedEx's political activities. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary, at least annually, the company's political activities, including political spending and lobbying activities and expenditures. The Committee also periodically reviews and discusses with management our policy on political contributions, and approves any changes to this policy.

An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures — but only where permitted by applicable law. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, under U.S. federal law, FedEx cannot directly support candidates for federal office, so we do not. While some states allow corporate contributions to state and local candidates or ballot issue campaigns, it is our policy not to make such contributions.

FedEx also does not make corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code, other than membership dues, event sponsorships, and contributions to the organizational committees of the Democratic and Republican national party conventions and the annual conferences of the Democratic and Republican Governors Associations. None of these expenditures are used to directly support any election-related activity or ballot initiatives at the federal, state or local level. These limited corporate expenditures are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management.

FedEx is already subject to extensive federal, state and local lobbying registration and public disclosure requirements. For example, FedEx files quarterly reports with the United States House of Representatives and Senate that disclose a list of our lobbying activities, and these reports are publicly available at *http://lobbyingdisclosure.house.gov/*.

As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions and lobbying expenditures to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, campaigns and committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. Appropriate members of FedEx senior management decide which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the best interests of the company and our stockholders and employees. All contributions are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Moreover, FedExPAC's activities are subject to comprehensive regulation by federal, state and local governments, including detailed disclosure requirements, which include monthly reports with the Federal Election Commission. These reports are publicly available at *www.fec.gov* and include an itemization of FedExPAC's receipts and disbursements, including any political contributions, over a certain amount.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political

contributions, including lobbying expenditures, and maintain memberships with a variety of trade associations expressly for that purpose. Participation as a member of these associations comes with the understanding that we may not always agree with all of the positions of the organizations or other members. We believe the associations, however, take positions and address issues in a collective industry manner and often advance positions consistent with company interests that will help us provide strong financial returns and enhance long-term stockholder value.

We have in place effective reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. For example, we have policies that govern FedEx employee involvement in trade associations and accounting procedures that allow us to record and monitor these expenditures.

Finally, the Board believes that the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing our strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponents request).

In short, we believe that this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions and lobbying expenditures already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 5 — STOCKHOLDER PROPOSAL: SIMPLE MAJORITY VOTE-COUNTING

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Newground Social Investment, 10033 - 12th Avenue NW, Seattle, Washington 98177, as representative of the Equality Network Foundation, the beneficial owner of 21 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**WHEREAS:** A simple-majority formula includes FOR and AGAINST votes, but not abstentions.

FedEx's voting policies disadvantage shareholders in three ways:

1. **Abstentions are treated as votes AGAINST every shareholder-sponsored item**.

    Regardless of an abstaining voter's intent, FedEx treats every abstention as if <u>against</u> shareholder items, while <u>not</u> counting them against management-sponsored Director nominees.

    This inconsistency unduly burdens shareholders and begs the question: Why provide ballots on shareholder proposals that offer three choices – FOR, AGAINST, and ABSTAIN – when management counts all abstentions as if against?

2. **Abstentions suppress outcomes**.

    By simple math, abstentions in a formula depress vote results.

    This creates an unacknowledged super-majority requirement – because it places the threshold to pass above 50%. Also: as abstentions rise, this undisclosed supermajority requirement increases at an exponential rate.

3. **Abstentions distort communication**.

    The stockholder meeting is the only opportunity most shareholders have each year to interact with management and the Board.

    FedEx's policies cast a shadow over this by creating misimpressions that endure. Once FedEx announces outcomes that have been skewed by having abstentions in the formula, these figures are reported in the press, become indelibly imprinted on shareholders' minds, and are established in the public record.

Four facts:

*   Of the FedEx peers listed in its 2015 proxy, roughly half of those in the Russell 1000 count shareholder items using a simple-majority formula. FedEx should emulate these peers.

*   Companies may claim that "everyone does it", but as a CalPERS study shows, roughly half the nation's most significant corporations use simple-majority voting for shareholder proposals. FedEx should too.

*   Companies often assert that management-sponsored and shareholder-sponsored items are treated "identically" or "equally". <u>This is false</u> – because management-sponsored item No. 1 (the Director election) does <u>not</u> include abstentions in its formula.

*   With simple-majority, shareholders not only retain the right to 'send a message' by abstaining, the message-sending is more effective because FedEx cannot use your abstention to depress select outcomes.

Notable supporters:

*   **US Securities and Exchange Commission** (Staff Legal Bulletin No. 14):

    "Only votes FOR and AGAINST a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions ... are not included in this calculation."

- **Institutional Shareholder Services** ("ISS" – the nation's leading proxy reporting service):

  "...a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."

- **The Council of Institutional Investors** (Governance Policy 3.7):

  "...abstentions should be counted only for purposes of a quorum."

THEREFORE, BE IT RESOLVED: Shareholders of FedEx hereby request the Board to take or initiate the steps necessary to amend the Company's governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx's stockholder approval standard and vote-counting methodology of including abstentions adheres to Delaware law. FedEx is incorporated in the State of Delaware and, therefore, Delaware law governs the voting standards for action by FedEx's stockholders.

The required vote for action by FedEx's stockholders follows the default approval standard for stockholder action under Delaware law. Under FedEx's Bylaws, when a quorum is present, the vote of the holders of the majority of the shares present, in person or by proxy, and entitled to vote is required to approve any matter brought before a stockholder meeting, other than the election of directors. We believe the majority of Delaware corporations in the S&P 500 adhere to the same default voting standard.

Delaware law governs the way abstentions are counted, and under such law, abstention votes are considered shares "entitled to vote." In the vote tabulation for matters that require the affirmative vote of the majority of the shares present and entitled to vote, abstentions are included in the denominator as shares entitled to vote and have the same practical effect as a vote "against" a proposal.

FedEx's vote-counting methodology of including abstentions applies identically to management-sponsored proposals and stockholder proposals. In its supporting statement, the proponent focuses on the effect that counting abstentions as "against" votes has on stockholder proposals. However, abstentions are also counted as "against" management-sponsored proposals, other than the election of directors. At the annual meeting, our stockholders are being asked to adopt an advisory resolution to approve named executive officer compensation and to ratify the appointment of FedEx's independent registered public accounting firm — both of which the Board

recommends that stockholders support. Abstention votes for each of these management-sponsored proposals have the same practical effect as a vote against them, as with stockholder proposals. Our vote-count standard does not favor these management-sponsored proposals over the stockholder proposals. Both are treated equally.

The Board of Directors believes that since stockholders are made aware of the treatment and effect of abstentions, counting abstention votes effectively honors the intent of our stockholders. Stockholders typically have three voting choices for a particular proposal: for, against and abstain. In the proxy statement for the annual meeting, we disclose the vote required to approve each proposal. We also describe how abstentions will be counted in the vote tabulation and the effect of abstentions on the outcome of a matter, on a proposal-by-proposal basis. Our stockholders are, therefore, informed that if they vote "abstain" on a proposal other than the election of directors, their vote will have the same practical effect as an "against" vote.

The Board of Directors believes that counting abstention votes effectively honors the intent of our stockholders. If a stockholder elects to abstain on a matter, the Board believes that the stockholder recognizes the impact of the vote and expects it to be included in the vote count.

The Board of Directors believes that lowering the approval standard for proposals would be poor corporate governance. Except with respect to the election of directors and matters that require, statutorily or otherwise, a different vote, the Board of Directors believes that a proposal — whether management-sponsored or stockholder-sponsored — should receive more "for" votes than the sum of "against" and "abstain" votes in order to constitute approval by our stockholders.

The proponent requests that abstentions be ignored for all non-binding matters proposed by FedEx stockholders. Ignoring abstention votes would lower the approval standard (that is, make approval easier). We believe the

proponent of a proposal, whether management or a stockholder, should be able to persuade a majority of stockholders to affirmatively vote "for" an item to consider it approved. An abstention indicates that stockholders are not in favor of the proposal. The Board of Directors does not believe that this would be in our stockholders' best interest or effective corporate governance to disregard these views.

The SEC does not have a standard to determine whether a proposal has been approved by stockholders. The proponent's argument of using the SEC "vote-counting formula" of excluding abstentions in vote tabulations is misguided. The SEC does not have a standard governing whether a proposal has been approved, because this is a matter of state law (in our case, Delaware state law).

Because the SEC regulates proxy statements, the so-called vote-counting rules are simply for determining whether a proponent may resubmit a proposal for inclusion in a company's proxy statement.

In sum, the Board believes that FedEx's current vote-counting methodology of including abstentions on matters other than the election of directors best reflects and honors the intent of our stockholders who vote to abstain on a proposal. This standard applies to both management-sponsored proposals and stockholder proposals and ensures that a matter has the requisite affirmative support to constitute approval by our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 6 — STOCKHOLDER PROPOSAL: HOLY LAND PRINCIPLES

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Holy Land Principles, Inc., Capitol Hill, P.O. Box 15128, Washington, D.C. 20003, the beneficial owner of 34 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"WHEREAS, Federal Express Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land – with security for Israel and justice for Palestinians – encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to: Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that Federal Express Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles – which are both pro-Jewish and pro-Palestinian – will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders or employees.

FedEx is one of the world's most admired companies and is strongly committed to diversity and inclusion. Our greatest asset is our people. We are committed to providing a workplace where each individual feels respected, satisfied and appreciated, and our policies are designed to promote fairness and respect for each person. We are proud of the fact that FedEx is consistently recognized as one of the world's most admired companies and as one of the best places for minorities and others to work. For example:

- FedEx ranked 8th in *FORTUNE* magazine's 2016 "World's Most Admired Companies" list — the 15th consecutive year we have been ranked in the top 20 on the list;
- FedEx was ranked 17th on the *Forbes'* 2015 "America's Most Reputable Companies" list;
- FedEx was named to *Black Enterprise* magazine's 2015 list of "40 Best Companies for Diversity"; and
- FedEx was ranked 16th on Great Place to Work's "2014 World's Best Multinational Workplaces" list.

As stated in our Code of Business Conduct and Ethics (which is available in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*), FedEx is committed to protecting and advancing human rights in all our operations. We strive to treat others with respect and dignity, encourage diversity and diverse opinions, provide safe working conditions and promote equal opportunity for all. Diversity is a core FedEx value. Our company was founded on a people-first philosophy, and respect for each individual has always been an everyday business practice. Our Diversity and Inclusion Mission Statement (which is available on the FedEx website at *www.fedex.com*) reflects this commitment:

> Our diverse workforce, supplier base, and supporting culture enable FedEx to better serve our customers and compete more effectively in the global marketplace.

> We value the diverse life experiences and perspectives of all team members. Our commitment to diversity is further enriched by an inclusive culture that leverages those unique experiences and perspectives to drive team member engagement, innovation, and business growth.

We are fully committed to attract and retain a diverse workforce that reflects our increasingly global and varied customer base. To ensure we maintain progress, we have formed the FedEx Enterprise Diversity and Inclusion Alliance team, which meets quarterly, to oversee company-wide diversity initiatives. Each of our operating companies also has a Diversity and Inclusion Team to implement diversity-focused recruitment and retention policies, multicultural programs and workplace inclusion initiatives.

In short, we believe that supporting diversity is a smart business practice and, more importantly, the right thing to do for our employees and stockholders. For additional information regarding our commitment to diversity and inclusion, see our 2016 Global Citizenship Report, which can be found at *http://csr.fedex.com*.

FedEx's existing policies and practices already address the concerns of this proposal. Our employment policies and practices are designed to promote fairness and respect for each individual. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. As stated in our Code of Business Conduct and Ethics and Equal Employment Opportunity Statement, we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. These include harassment, retaliation, violence, intimidation, bullying and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability, veteran status, or any other characteristic protected under applicable law.

Our global policies and practices regarding equal opportunity employment, diversity and human rights are substantially consistent with the content and intent of this proposal. Accordingly, we believe adoption of the principles set forth in the proposal would be duplicative and unnecessary.

Implementing a unique policy for a specific geographical area is not necessary or useful and would create an unnecessary administrative burden and expense. Our commitment to creating a workplace where every individual feels respected, satisfied and appreciated is reflected in the consistent application of progressive personnel policies that promote diversity and inclusion at all levels of the enterprise. We believe our policies are most effective when they are applied throughout our global organization.

Through our commitment to diversity and inclusion and our established policies and practices described above, our equal employment practices in Israel substantially comport with the principles outlined in the proposal. In addition, our licensed service providers in Palestine and Israel are required to follow our equal employment practices, as set forth in our Code of Business Conduct and Ethics, in the conduct of business on our behalf. Unless compelled by law, regionalizing our practices regarding equal

employment is not necessary or beneficial to our operations or employees.

In addition, the principles set forth in the proposal require additional administration and reporting that would impose an unnecessary burden and expense on FedEx with limited, if any, benefit to our employees or stockholders.

In conclusion, we already have in place comprehensive and effective policies and practices that promote equal and fair

employment, diversity, and inclusion and respect in the workplace. We believe a policy limited to a specific geographical area is not necessary or beneficial. For these reasons, adoption of this proposal is not in the best interests of our stockholders or employees. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 7 — STOCKHOLDER PROPOSAL: APPLICATION OF COMPANY NON-DISCRIMINATION POLICIES IN STATES WITH PRO-DISCRIMINATION LAWS

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the NorthStar Asset Management, Inc. Funded Pension Plan, P.O. Box 301840, Boston, Massachusetts 02130, the beneficial owner of 193 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"WHEREAS: FedEx has policies on equal opportunity and anti-harassment which state that the Company will not tolerate "harassment, violence, intimidation, bullying and discrimination of any kind involving gender, sexual orientation, gender identity, gender expression . . .";

FedEx has an affinity group for LGBT (lesbian, gay, bisexual, and transgender) employees, and a high rating on the Human Rights Campaign's Corporate Equality Index;

Our Company operates in and employs individuals in all fifty states, including states where policies have been recently established that are outright attacks on LGBT rights and equality;

Mississippi recently adopted a state policy which legalizes discrimination against LGBT individuals in employment, housing, retail establishments, and healthcare, and sanctions the creation of "sex-specific standards or policies concerning employee or student dress or grooming";

Passed originally to override a city LGBT nondiscrimination ordinance, North Carolina's discriminatory policy requires transgender people to use public restrooms according to the biological sex on their birth certificate. The passing of this policy forces transgender individuals to risk their safety and the comfort of those around them by being forced to use the bathroom of their biological sex, rather than their outwardly-displayed gender;

In Tennessee, where our Company is headquartered, the state House of Representatives approved a discriminatory "'religious freedom' bill" which paves the way for future policies that could constrain our Company's ability to defend the rights of its LGBT employees;

Many businesses such as PayPal and The Walt Disney Company have spoken out against the new pro-discrimination policies. Executives from companies such as Apple, Intel, Google, Microsoft, EMC, PayPal, and Whole Foods Market are calling for repeal of certain state pro-discrimination policies;

RESOLVED: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children, risks to LGBT employees who need to use public facilities such as at their children's schools, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states)."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders or employees.

FedEx is one of the world's most admired companies and is strongly committed to diversity and inclusion. Our greatest asset is our people. We are committed to providing a workplace where each individual feels respected, satisfied and appreciated, and our policies are designed to promote fairness and respect for each person. We are proud of the fact that FedEx is consistently recognized as one of the world's most admired companies and as one of the best places for minorities and others to work. For example:

- FedEx ranked 8th in *FORTUNE* magazine's 2016 "World's Most Admired Companies" list — the 15th consecutive year we have been ranked in the top 20 on the list;

- FedEx was ranked 17th on the *Forbes'* 2015 "America's Most Reputable Companies" list;

- FedEx was named to *Black Enterprise* magazine's 2015 list of "40 Best Companies for Diversity"; and

- FedEx was ranked 16th on Great Place to Work's "2014 World's Best Multinational Workplaces" list.

These accolades flow from the consistent application of progressive personnel policies that promote diversity and inclusion at all levels of the enterprise.

As stated in our Code of Business Conduct and Ethics (which is available in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*), FedEx is committed to protecting and advancing human rights in all our operations. We strive to treat others with respect and dignity, encourage diversity and diverse opinions, provide safe working conditions and promote equal opportunity for all. Diversity is a core FedEx value. Our company was founded on a people-first philosophy, and respect for each individual has always been an everyday business practice. Our Diversity and Inclusion Mission Statement (which is available on the FedEx website at *www.fedex.com*) reflects this commitment:

> Our diverse workforce, supplier base, and supporting culture enable FedEx to better serve our customers and compete more effectively in the global marketplace.

> We value the diverse life experiences and perspectives of all team members. Our commitment to diversity is further enriched by an inclusive culture that leverages those unique experiences and perspectives to drive team member engagement, innovation, and business growth.

In short, we believe that supporting diversity is a smart business practice and, more importantly, the right thing to do for our employees and stockholders. For additional information regarding our commitment to diversity and inclusion, see our 2016 Global Citizenship Report, which can be found at *http://csr.fedex.com*.

FedEx's existing policies and practices promote dignity and respect in the workplace for all employees. Our employment policies and practices are designed to promote fairness and respect for each individual. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. As stated in our Code of Business Conduct and Ethics and Equal Employment Opportunity Statement, we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors (as noted by the proponent). These include harassment, retaliation, violence, intimidation, bullying and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability, veteran status, or any other characteristic protected under applicable law.

We are fully committed to attract and retain a diverse workforce that reflects our increasingly global and varied customer base. To ensure we maintain progress, we have formed the FedEx Enterprise Diversity and Inclusion Alliance team, which meets quarterly, to oversee company-wide diversity initiatives. Each of our operating companies also has a Diversity and Inclusion Team to implement diversity-focused recruitment and retention policies, multicultural programs and workplace inclusion initiatives.

We also have employee affinity groups, including African-American, Hispanic, Asian, Women, Cancer Support, Multifaith, LGBT (Lesbian, Gay, Bisexual, and Transgender) and Friends, and U.S. Military Veterans. All of these groups promote diversity and cultural education. In addition, we actively collaborate with these affinity groups to help us monitor and appropriately address issues and concerns that are important to our employees and their well-being.

We believe our established policies and practices provide a comprehensive and effective framework that promotes diversity and inclusion, dignity and respect in the workplace, and equal and fair employment, and monitors our employees' concerns with respect to these matters.

The requested report would impose an unnecessary burden and expense on FedEx with limited, if any, benefit to our stockholders or employees. As discussed above, we are already actively promoting diversity, inclusion and

equal opportunity for all our team members. As a result, we believe the report requested by the proponent would impose an unnecessary administrative burden and expense on FedEx with limited, if any, benefit to our stockholders or employees. Moreover, the preparation of such a report would divert resources that could otherwise be used to advance important company matters for the benefit of our stockholders and employees.

For these reasons, adoption of this proposal is unnecessary and not in the best interests of our stockholders or employees. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

INFORMATION ABOUT THE ANNUAL MEETING

Who is entitled to vote at the annual meeting?

The record date for the meeting is August 1, 2016. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock.

Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 265,547,382 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"), along with a voting instruction form. As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by using the voting instruction form or by following its instructions for voting by telephone or on the Internet (if made available by your bank or broker with respect to any shares you hold in street name), and the bank or broker is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your broker will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the broker will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2) or the adoption of the four stockholder proposals (Proposals 4 through 7), and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" below.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from your bank or broker.

What does it mean if I receive more than one proxy card or voting instruction form?

If you receive more than one proxy card or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please sign and return by mail all proxy cards and voting instruction forms or vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name).

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or

represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date

will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. YOU MAY VOTE BY MAIL. If you properly complete, sign and date the accompanying proxy card or voting instruction form and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET. If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 25, 2016.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of your bank or broker. We recommend that you follow the instructions set forth on the voting instruction form provided to you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

3. YOU MAY VOTE IN PERSON AT THE MEETING. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your bank or broker, bring it with you to the meeting, and hand it in with a signed ballot that will be provided to you at the meeting. Beneficial owners will not able to vote their shares at the meeting without a legal proxy.

How do I vote my shares held in a FedEx employee stock purchase plan or in any FedEx benefit plan?

If you own shares of FedEx common stock through a FedEx employee stock purchase plan or any FedEx or subsidiary benefit plan, you can direct the record holder or the plan trustee to vote the shares held in your account in accordance with your instructions by completing the proxy or voting instruction card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy or voting instruction card with you. In order to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by September 21, 2016. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that either accompanies or is the stub portion of your voting instruction form. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room, and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether by mail, by telephone or on the Internet, will count as your vote); or

- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote in person at the meeting if you obtain a legal proxy from your bank or broker.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;
- you expressly request disclosure on your proxy; or
- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you properly submit a proxy but do not indicate any voting instructions, your shares will be voted:

• FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;

• FOR the advisory proposal to approve named executive officer compensation;

• FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and

• AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and no proposal submitted pursuant to our advance notice bylaw will be presented at the meeting. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a director nominee does not receive the required majority vote?

Each nominee is a current director who is standing for reelection. Accordingly, each nominee has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" above.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

What happens if a stockholder proposal is approved?

Approval of a stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2 through 7), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, your broker may not vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2) or the adoption of the four stockholder proposals (Proposals 4 through 7). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be webcast?

Yes, you are invited to visit the News & Events section of the Investor Relations page of our website (*http://investors.fedex.com*) at 8:00 a.m. Central time on September 26, 2016, to access the live webcast of the meeting. An archived copy of the webcast will be available on our website for at least one year. The information on FedEx's website, however, is not incorporated by reference in, and does not form part of, this proxy statement.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow Sodali Global LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2016 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent at Computershare Investor Services (for overnight mail delivery: 211 Quality Circle, Suite 210, College Station, Texas 77845; for regular mail delivery: P.O. Box 30170, College Station, Texas 77842; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2016 Annual Report to Stockholders, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2016 Annual Report to Stockholders will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2017 ANNUAL MEETING

Stockholder Proposals for 2017 Annual Meeting

Stockholder proposals (other than director nominations) intended to be presented at FedEx's 2017 annual meeting must be received by FedEx no later than April 17, 2017, to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2017 annual meeting, including director nominations, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2017 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as May 29, 2017, but no later than June 28, 2017.

Proxy Access Director Nominations

In March 2016, our Board of Directors amended FedEx's Bylaws to implement proxy access. The proxy access bylaw permits up to 20 stockholders owning 3% or more of FedEx's outstanding voting stock continuously for at least three years to nominate and include in FedEx's proxy materials directors constituting up to two individuals or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

FedEx's Bylaws require stockholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 150 days and no less than 120 days prior to the anniversary of the date that FedEx mailed its proxy statement for the prior year's annual meeting of stockholders. Accordingly, with respect to our 2017 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as March 18, 2017, but no later than April 17, 2017.

Additional Information

Our Bylaws are available under "Policies and Guidelines" in the Governance & Citizenship section of the Investor Relations page of our website at *http://investors.fedex.com*. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

Christine P. Richards
Executive Vice President, General Counsel and Secretary

APPENDIX A   COMPANIES IN EXECUTIVE COMPENSATION COMPARISON SURVEY GROUP

3M Company
ABB ASEA Brown Boveri Ltd.
Accenture plc
Alphabet Inc.
Amazon.com, Inc.
Archer-Daniels-Midland Company
AstraZeneca PLC
AT&T Inc.
Avnet, Inc.
BASF SE
Bayer AG
Bechtel Corporation
Best Buy Co., Inc.
Bridgestone Corporation
Bunge Limited
C&S Wholesale Grocers, Inc.
Canon Inc.
Caterpillar Inc.
Centrica plc
CHS Inc.
Cisco Systems, Inc.
CNH Industrial N.V.
Comcast Corporation
Compass Group PLC
ConocoPhillips
Continental AG
Deere & Company
Delhaize Group
Dell Inc.
Delta Air Lines, Inc.
DENSO Corporation
Deutsche Post AG
DIRECTV, LLC
E. I. du Pont de Nemours and Company
Energy Transfer Partners, L.P.
ENGIE
Enterprise Products Partners L.P.
Exelon Corporation
F. Hoffman-La Roche Ltd
Furukawa Co., Ltd.
General Dynamics Corporation
GlaxoSmithKline plc
Halliburton Company
HCA Holdings, Inc.
Hitachi, Ltd.
Honeywell International Inc.
Iberdrola, S.A.
INEOS Group Holdings S.A.

Intel Corporation
International Business Machines Corporation
Johnson & Johnson
Johnson Controls, Inc.
LM Ericsson Telephone Company
Lockheed Martin Corporation
L'Oreal S.A.
Lowe's Companies, Inc.
LyondellBasell Industries N.V.
Macy's, Inc.
Marathon Petroleum Corporation
Mars Incorporated
McDonald's Corporation
Merck & Co., Inc.
Microsoft Corporation
Mondelez International, Inc.
Nestle S.A.
News Corporation
NIKE, Inc.
Nissan Motor Co., Ltd.
Novartis AG
Panasonic Corporation
PepsiCo, Inc.
Pfizer Inc.
Publix Super Markets, Inc.
Qualcomm Incorporated
Rio Tinto plc
Rite Aid Corporation
Robert Bosch GmBH
Royal Philips
S&I Holdings
Sabic Innovative Plastics US LLC
Samsung Electronics Co., Ltd.
Sanofi
Schlumberger Limited
Schneider Electric SE
Sears Holdings Corporation
Siemens AG
Sony Corporation
Sprint Corporation
Statoil ASA
Sysco Corporation
Target Corporation
TELEFÓNICA, S.A
Tesoro Corporation
The Boeing Company
The Coca-Cola Company
The Dow Chemical Company

Appendix A   Companies in Executive Compensation Comparison Survey Group

The Home Depot, Inc.

The Kroger Co.

The Procter & Gamble Company

The TJX Companies, Inc.

The Walt Disney Company

Time Warner Inc.

T-Mobile US, Inc.

Toshiba Corporation

Twenty-First Century Fox, Inc.

Tyson Foods, Inc.

Unilever N.V.

Unilever PLC

United Contintental Holdings, Inc.

United Parcel Service, Inc.

United Technologies Corporation

Veolia Environnement

APPENDIX B   RECONCILIATIONS OF NON-GAAP MEASURES

Fiscal 2016 Reconciliations for Fiscal 2016 AIC Plan and FY2014–FY2016 and Active LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, determined that payouts, if any, under the fiscal 2016 AIC plan and the FY2014–FY2016, FY2015–FY2017, FY2016–FY2018 and FY2017–FY2019 LTI plans will more accurately reflect core financial performance in fiscal 2016 if results were adjusted to exclude (as applicable to each plan): (i) the annual mark-to-market ("MTM") pension accounting adjustments; (ii) expenses in connection with the settlement of and certain expected losses relating to independent contractor litigation matters involving FedEx Ground, net of recognized immaterial insurance recovery; (iii) expenses related to the settlement of a U.S. Customs and Border Protection matter involving FedEx Trade Networks, net of recognized immaterial insurance recovery; (iv) expenses associated with the acquisition, financing and integration of TNT Express, net of any tax impact, and TNT Express's fiscal 2016 financial results; (v) the favorable tax impact from an internal corporate restructuring to facilitate the integration of FedEx Express and TNT Express; and (vi) the earnings per share ("EPS") impact of stock repurchase activity (net of interest expense on debt issued to fund a portion of the applicable stock repurchase programs). The tables below present a reconciliation of our presented fiscal 2016 non-GAAP measures to the most directly comparable GAAP measures.

Fiscal 2016

	FedEx Corporation			
Dollars in millions, except EPS	Operating Income [1]	Income Taxes [1][2]	Net Income	Diluted Earnings Per Share
GAAP measure [3]	**$3,077**	**$920**	**$1,820**	**$6.51**
MTM pension accounting adjustments [4]	1,498	552	946	3.39
TNT expenses and financial results [5]	115	6	125	0.45
Tax impact — corporate restructuring for TNT integration	—	76	(76)	(0.27)
FedEx Ground legal matters [6]	256	97	158	0.57
FedEx Trade Networks legal matter [6]	69	26	43	0.15
Non-GAAP measure for 2016 AIC plan [3][7]	*$5,014*	*$1,678*	*$3,016*	*$10.80*
EPS impact of stock repurchases	—	—	—	(1.29)
Interest expense [8]	—	54	92	0.33
Non-GAAP measure for FY14–FY16 LTI plan [3][9]	$5,014	$1,732	$3,108	*$9.84*
Non-GAAP measure for 2016 AIC plan [3][7]	*$5,014*	*$1,678*	*$3,016*	*$10.80*
EPS impact of stock repurchases	—	—	—	(0.32)
Interest expense [10]	—	19	32	0.12
Non-GAAP measure for FY15–FY17 and FY16–FY18 LTI plans [3][11]	$5,014	$1,697	$3,048	*$10.60*

(1)   Does not sum to total due to rounding.

(2)   Income taxes are based on the company's approximate statutory tax rates applicable to each transaction. The taxes associated with TNT Express expenses also include the impact from non-deductible expenses incurred as part of the acquisition.

(3)   Effect of "Total other (expense) income" on net income amount not shown.

(4)   MTM pension accounting adjustments reflect the year-end noncash adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

(5)   TNT Express's financial results are immaterial from the time of acquisition (May 25, 2016).

(6)   Net of recognized immaterial insurance recovery.

(7)   Adjusted operating income of $5,014 million is used for purposes of the fiscal 2016 AIC plan. Fiscal 2016 adjusted EPS of $10.80 is the base-year EPS for the FY17–FY19 LTI plan.

(8)   Represents the income tax and net income impact of $145 million of interest expense on debt issued to fund a portion of the applicable stock repurchase programs.

(9)   Fiscal 2016 adjusted EPS of $9.84 (adjusted to reflect the impact of the applicable share repurchase programs) is used for purposes of calculating actual aggregate EPS under the FY14–FY16 LTI plan.

(10) Represents the income tax and net income impact of $51 million of interest expense on debt issued to fund a portion of the applicable stock repurchase programs.

(11) Fiscal 2016 adjusted EPS of $10.60 (adjusted to reflect the impact of the applicable share repurchase programs) is used for purposes of calculating actual aggregate EPS under the FY15–FY17 and FY16–FY18 LTI plans.

Fiscal 2015 Reconciliations for FY2014–FY2016, FY2015–FY2017 and FY2016–FY2018 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, determined that payouts, if any, under our FY2014–FY2016, FY2015–FY2017 and FY2016–FY2018 LTI plans will more accurately reflect core financial performance in fiscal 2015 if results were adjusted to exclude (as applicable to each plan): (i) the net impact of the company's adoption of MTM accounting for its defined benefit pension and other postretirement plans, including the impact of lowering the expected return on plan assets ("EROA") assumption from 7.75% to 6.5% in the presentation of segment results for all prior periods; (ii) aircraft impairment and related charges recorded in the fourth quarter; (iii) a charge in the fourth quarter to increase the legal reserve associated with the settlement of a legal matter at FedEx Ground to the amount of the settlement; and (iv) the EPS impact of stock repurchase activity (net of interest expense on debt issued to fund a portion of the applicable stock repurchase program). The table below presents a reconciliation of our presented fiscal 2015 non-GAAP measures to the most directly comparable GAAP measures.

Fiscal 2015

	FedEx Corporation			
Dollars in millions, except EPS	Operating Income	Income Taxes [(1)(2)]	Net Income	Diluted Earnings Per Share
GAAP measure[(3)]	**$1,867**	**$577**	**$1,050**	**$3.65**
Segment reporting change [(4)]	(266)	(98)	(168)	(0.58)
MTM pension accounting adjustments [(5)]	2,190	808	1,382	4.81
Aircraft impairment and related charges	276	101	175	0.61
FedEx Ground legal matter	197	64	133	0.46
Non-GAAP measure[(3)]	$4,264	$1,451	$2,572	$8.95
Segment elimination of pension amortization expense and recast of EROA, net	(36)	(13)	(23)	(0.08)
Non-GAAP measure for FY15–FY17 LTI plan [(3)(6)]	$4,228	$1,438	$2,549	*$8.87*
EPS impact of stock repurchases	—	—	—	(0.83)
Interest expense [(7)]	—	35	59	0.21
Non-GAAP measure for FY14–FY16 LTI plan [(1)(3)(8)]	$4,228	$1,473	$2,608	*$8.24*

(1)   Does not sum to total due to rounding.

(2)   Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

(3)   Effect of "Total other (expense) income" on net income amount not shown.

(4)   Represents the adjustment in "Corporate, eliminations and other" resulting from the change in recognizing EROA for our defined benefit pension and other postretirement plans at the segment level associated with the adoption of MTM accounting.

(5)   MTM pension accounting adjustments reflect the year-end noncash adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

(6)   Fiscal 2015 adjusted EPS of $8.87 is used for purposes of calculating actual aggregate EPS under the FY15–FY17 LTI plan and is the base-year EPS for the FY16–FY18 LTI plan.

(7)   Represents the income tax and net income impact of $94 million of interest expense on debt issued to fund a portion of the applicable stock repurchase program.

(8)   Fiscal 2015 adjusted EPS of $8.24 (adjusted to reflect the impact of the applicable share repurchase program) is used for purposes of calculating actual aggregate EPS under the FY14–FY16 LTI plan.

Fiscal 2014 Reconciliation for FY14–FY16 LTI Plan

As described in "Executive Compensation — Compensation Discussion and Analysis," because the positive impact on EPS resulting from FedEx's stock repurchase programs does not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of the impact of FedEx's stock repurchase programs (net of interest expense on debt issued to fund a portion of the applicable programs) on fiscal 2014, fiscal 2015 and fiscal 2016 EPS for purposes of the FY2014–FY2016, FY2015–FY2017 and FY2016–FY2018 LTI plans, as applicable. The reconciliations for fiscal 2015 EPS and fiscal 2016 EPS as adjusted for stock repurchase activity are included in the tables above. The table below presents a reconciliation of our presented fiscal 2014 non-GAAP measures to the most directly comparable GAAP measures.

Fiscal 2014

	FedEx Corporation			
Dollars in millions, except EPS	Operating Income	Income Taxes [1]	Net Income	Diluted Earnings Per Share
GAAP measure [2][3]	**$3,446**	**$1,192**	**$2,097**	**$6.75**
EPS impact of stock repurchases	—	—	—	(0.14)
Interest expense [4]	—	14	23	0.07
Non-GAAP measure for FY14–FY16 LTI plan [3][5]	$3,446	$1,206	$2,120	*$6.68*

(1) Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

(2) As originally reported before the company's adoption of MTM accounting for its defined benefit pension and other postretirement plans.

(3) Effect of "Total other (expense) income" on net income amount not shown.

(4) Represents the income tax and net income impact of $37 million of interest expense on debt issued to fund a portion of the applicable stock repurchase program.

(5) Fiscal 2014 adjusted EPS of $6.68 (adjusted to reflect the impact of the applicable share repurchase program) is used for purposes of calculating actual aggregate EPS under the FY14–FY16 LTI plan.



Annual Meeting Admission Ticket

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card/*Sign and Date on Reverse Side*

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends a vote <u>FOR</u> each of the listed nominees and <u>FOR</u> Proposals 2 and 3.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - James L. Barksdale	☐	☐	☐	02 - John A. Edwardson	☐	☐	☐	03 - Marvin R. Ellison	☐	☐	☐
04 - John C. ("Chris") Inglis	☐	☐	☐	05 - Kimberly A. Jabal	☐	☐	☐	06 - Shirley Ann Jackson	☐	☐	☐
07 - R. Brad Martin	☐	☐	☐	08 - Joshua Cooper Ramo	☐	☐	☐	09 - Susan C. Schwab	☐	☐	☐
10 - Frederick W. Smith	☐	☐	☐	11 - David P. Steiner	☐	☐	☐	12 - Paul S. Walsh	☐	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. Advisory vote to approve named executive officer compensation.	☐	☐	☐	3. Ratification of independent registered public accounting firm.	☐	☐	☐

B The Board of Directors recommends a vote <u>AGAINST</u> Proposals 4 through 7.

	For	Against	Abstain		For	Against	Abstain
4. Stockholder proposal regarding lobbying activity and expenditure report.	☐	☐	☐	5. Stockholder proposal regarding simple majority vote-counting.	☐	☐	☐
6. Stockholder proposal regarding Holy Land Principles.	☐	☐	☐	7. Stockholder proposal regarding application of company non-discrimination policies in states with pro-discrimination laws.	☐	☐	☐

   1 U P X

02ERRB

Admission Ticket

FedEx Corporation
Annual Meeting of Stockholders
Monday, September 26, 2016
8:00 a.m. local time
FedEx Express World Headquarters
Auditorium
3670 Hacks Cross Road, Building G, Memphis, TN 38125

If you wish to attend the annual meeting in person, you will need to bring this Admission Ticket with you.

Please present this Admission Ticket and a valid government-issued photo identification (such as a driver's license or a passport) for admission to the meeting.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room, and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

This Admission Ticket is not transferable.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Solicited on Behalf of the Board of Directors of FedEx Corporation for the Annual Meeting of Stockholders, September 26, 2016

The undersigned hereby constitutes and appoints Christine P. Richards and Alan B. Graf, Jr., and each of them, his or her true and lawful agents and proxies, each with full power of substitution, to represent the undersigned and to vote all of the shares of FedEx Corporation common stock of the undersigned at the Annual Meeting of Stockholders of FedEx to be held in the auditorium at the FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125, on Monday, September 26, 2016, at 8:00 a.m. local time, and at any postponements or adjournments thereof, on Proposals 1 through 7 as specified on the reverse side hereof (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to stand for election) and on such other matters as may properly come before said meeting. This card also constitutes voting instructions for any shares held for the undersigned in the FedEx employee stock purchase plan or in any benefit plan of FedEx Corporation or its subsidiaries. If you wish to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by September 21, 2016. If no direction is given, the plan trustee will vote the shares held in your account in the same proportion as votes received from other plan participants.

This proxy, when properly signed, dated and returned, will be voted as specified by you. If no direction is made, this proxy will be voted (and voting instructions given) FOR each of the director nominees, FOR Proposals 2 and 3, and AGAINST Proposals 4 through 7. The Board of Directors recommends that you vote FOR each of the director nominees, FOR Proposals 2 and 3, and AGAINST Proposals 4 through 7. In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the meeting or any postponements or adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Ms. Richards and Mr. Graf cannot vote your shares unless you sign, date and return this card or vote on the Internet or by telephone.

If you vote by the Internet or telephone, please DO NOT mail back this proxy card. If you wish to attend the annual meeting in person, however, you will need to bring the Admission Ticket attached to this proxy card with you.

<u>NOTE:</u> If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to send you proxy materials and annual reports.

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Mark this box if you would like your name to be disclosed with your vote and comments, if any. ☐

D Authorized Signatures — This section must be completed for your vote to be counted — Date and Sign Below.

The signer hereby revokes all proxies previously given by the signer to vote at said meeting or at any postponements or adjournments thereof.

NOTE: Please sign exactly as name appears on this card. Joint owners should each sign. When signing as attorney, officer, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

/   /



